

2002

Old National Bancorp

Annual Report

FINANCIAL HIGHLIGHTS

Years Ended December 31, (dollars in thousands, except per share data)	2002	2001
Income Data		
Net interest income(1)	$314,606	$312,620
Noninterest income(2)	142,024	112,967
Provision for loan losses	33,500	28,700
Noninterest expense(2)	257,845	245,109
Operating earnings(2)	109,650	98,964
Per Share Data (diluted)(3)		
Operating earnings(2)	$1.71	$1.51
Operating earnings (cash basis)(2)(4)	1.72	1.61
Net income	1.84	1.42
Book value at December 31	11.60	9.95
Balance Sheet		
Assets	$9,612,556	$9,080,473
Loans	5,769,635	6,132,854
Deposits	6,439,280	6,616,440
Shareholders' equity	740,710	639,235
Performance Ratios (based on operating earnings)		
Return on average assets	1.18%	1.12%
Return on average equity(5)	16.59	15.86

(1) Tax equivalent basis.

(2) Excludes $12.5 million noninterest income pretax ($8.3 million after-tax) of gain on branch divestitures for 2002 and $9.7 million noninterest expense pretax ($5.9 million after-tax) of merger and restructuring costs for 2001. See page 13 for a reconciliation to net income.

(3) All share and per share data have been adjusted for stock dividends and stock splits, including a 5% stock dividend paid to shareholders on January 27, 2003. Assumes the conversion of stock options.

(4) Excludes after-tax impact of amortization of intangible assets.

(5) Average equity excludes other comprehensive income.



Moving Forward

DEAR SHAREHOLDERS, Meeting the challenges of the 2002 economy, Old National maintained a position of leadership in long-time markets, succeeded in new markets and service offerings, and achieved double-digit earnings growth. Along the way we undertook a rigorous strategic review, defined the business lines to lead Old National's continuing progress, and redefined the way we describe ourselves. Redefining Old National introduced a defining term that conveys the essence of Old National and the vigor behind our strategies – "REACH."

REACH promises that we will listen, advise, and act to help our clients reach their financial potential. REACH and its initiatives advance our long commitment to quality service by urging our more than 3,000 associates to look at clients' needs in total, to assemble our capabilities around clients' needs, and to manage the resulting relationship from a distinctly full-service, client-focused perspective.

More broadly defined, REACH represents a dynamic shift for Old National: our strong track record in community banking – enhanced with insurance, brokerage, financial management, and similar capabilities – means that more than ever we have the wherewithal to support our clients' financial demands. That expanded relationship is the foundation of Old National's continued progress and ability to add value for shareholders.

STRONG FINANCIAL PERFORMANCE

The strategic broadening of capabilities was an important contributor to record earnings in 2002. Operating earnings rose to $1.71 per share in 2002 from the previous year's $1.51 per share, an increase of 13.2 percent.

Old National's transition to financial services provider is evident in the increased role noninterest income plays in our financial performance. It rose 25.7 percent to $142.0 million and accounted for 31.1 percent of total revenues in 2002. Its contribution was especially meaningful in a slow-growth economy with soft loan demand, which produced only a slight increase in net interest income to $314.6 million.

With economic recovery stalling, we were especially vigilant in the loan portfolio. We systematically intensified our review of loans already on the books, strengthened collateral requirements when conditions mandated, and increased our reserve for loan losses to 1.52 percent of total loans as compared to 1.21 percent at the beginning of the year. Under-performing loans increased significantly in 2002's final quarter, ending the year at 2.04 percent of total loans and foreclosed properties compared with the previous year's 1.39 percent. Although that trend is disappointing, we also have a history of working with clients to identify and mitigate problem situations and therefore a good track record for managing troubled loans and controlling charge-offs. Total net charge-offs for 2002 were $20.0 million, declining from $28.3 million in 2001, and







represented 0.34 percent of average loans outstanding, the lowest level in three years.

During 2002 we made several strategic acquisitions and invested in our REACH branding and advertising campaign – steps which enhance our competitive position in the near term and anticipate stronger growth as the economy recovers. Through strategic acquisitions, we doubled the size of ONB Insurance Group, significantly expanded our financial advisory capabilities for institutional clients, and launched a new strategy with the introduction of our first free-standing mortgage origination operation.

Those decisions contributed to a 5.2 percent increase in operating expenses for 2002 over the previous year. More important from a strategic perspective, the initiatives contributed to the $21.4 million increase in fee revenues during 2002, more than offsetting the increase in costs.

PURSUING OUR STRATEGY

Our clients' increasingly complex financial needs have served as a catalyst for expanding Old National's capabilities, especially in areas like insurance, asset management, cash management, and other business-related services. In past years, we restructured internally so that all of our banks operate under the same charter and on a common technology platform. This adds convenience for clients and helps to simplify our back-office functions, cross-train our employees more effectively, and better leverage marketing initiatives. In the process we evolved from a community banking company to a financial services provider with our roots in community.

The process of refining and redefining, then, is routine, but 2002 stands out for the intensity of our assessment and strategic planning. We methodically evaluated our strengths, opportunities, markets, and the competitive landscape. We challenged ourselves to define what it will take to be not only the financial services provider of choice but also a consistently attractive investment for shareholders and the employer of choice for our associates.

This annual report presents the outcome of that exercise in more detail. In the pages that follow you will read about the four pillars of our growth strategy – community banking, financial services, mortgage banking, and metropolitan expansion. Let me briefly describe what is so invigorating about our most recent strategic planning exercise and why we think it will have significant impact on Old National's performance.

First is how thoroughly and enthusiastically our associates embraced the process. The necessary changes of the past few years have built both a seasoned team with a refreshed understanding of how this economy and our market define excellence and an unequivocal commitment to making Old National the best financial services provider in mid-America.

Second, although we have reinvigorated our business plan, we stayed within our expertise. Our future depends on business lines where we have experience and markets that we understand.

Our new branding initiatives capture my third reason for optimism about our future. The single promise that across Old National we will listen, advise, and act to help our clients reach their financial goals represents a shared spirit that is as important in getting things done today as was the earlier combination of charters and operating platforms. REACH takes shape in day-to-day activities as managers in our financial service centers pull together teams of experts within Old National to make relationships with clients more robust. Along with that we are expanding our associates' skills and making them more accountable for delivering on the promise of our brand and our strategic expectations.

CORPORATE GOVERNANCE

The widely reported incidents of corporate malfeasance have heightened awareness of corporate governance practices and the role of directors. As a financial services institution,



THE STRATEGIC PROCESS: What's next for a 168-year-old bank with an expanding assembly of financial services capabilities, a steadfast commitment to service, an entrepreneurial spirit, and leading positions in most of its markets? How to accelerate growth was a high-priority topic for Old National's managers during the 2002 strategic planning cycle.

The discussion's ground rules were few but firm: Old National would look to opportunities in its core banking and existing financial services capabilities, not add to risk by turning to unfamiliar lines of business. There would be no compromise on respect, integrity, commitment, and trust as the basis for client relationships. Initiatives had to fit into a value-adding environment that included Old National's clients, associates, communities, and shareholders.



we are used to adhering to the highest standards of honesty, integrity, and trust, and that attitude is evident in our responsibilities to investors as well.

Old National has been well served by the interest, knowledge, and dedication of our board of directors. Our board demonstrates the financial expertise and independence that are most often talked about as ways to strengthen corporate boards. In addition, as we have evolved into a broader financial services company, we have augmented the board's community banking expertise with related experience that speaks to our emerging capabilities.

The recent introduction of two new board members illustrates our commitment to issues of board independence and corporate integrity and responsibility. Niel C. Ellerbrook, chairman and chief executive officer of Vectren Corporation, and Douglas D. French, president and chief executive officer of Ascension Health, joined our board in October 2002. To have business and community leaders of their stature and experience join our board is an honor and of tremendous value to our organization, to the people we serve, and to our shareholders.

LOOKING AHEAD

We achieved important goals during 2002 and set our sights even higher. Even though the challenges of a soft economy, weak loan demand, low interest rates, and national security concerns remained with us as the new year began, we have confidence in Old National. We will succeed by continuing to serve clients well, executing our four-pronged growth strategy, and building value for all of our stakeholders.

Sincerely,

James A. Risinger
Chairman and CEO

BOOK VALUE PER SHARE
(at December 31)


$12
$10
$8
$6
$4
$2
$0
$9.43
$9.95
$11.60
2000
2001
2002

OPERATING EARNINGS PER SHARE
(years ended December 31)


$2.0
$1.5
$1.0
$0.5
$0.0
$1.31
$1.51
$1.71
2000
2001
2002

Still, the company's overall earnings growth rate had to continue to improve from the high-single-digit compound annual growth rate achieved over the last five years.

The five-year picture that emerged from the planning process identifies community banking, the Signature Group, mortgage banking, and metro initiatives as the four pillars of Old National's growth. They frame Old National's promise to clients – that local professionals, backed by the power of a strong financial network with deep community roots, will listen, advise, and act to help clients reach their financial potential.

Scope

OLD NATIONAL HAS REACH. We are among the 100 largest banking companies in the United States serving more than 350,000 households, primarily in our home state of Indiana and in Illinois, Kentucky, Tennessee, Missouri, and Ohio.

One in seven of those households uses at least five services, evidence that clients consider Old National an essential and enduring financial partner.

The foundation of Old National's reach is our tradition of quality service that we have honed over 168 years in business until, some would say, it has become part of our DNA.

Our reach also appears in our commitment to being prepared to meet our clients' financial needs as their households, businesses, and organizations change.

For most of our history, our focus could be summed up in one word — banking. Now we describe ourselves more broadly as a financial services provider, underscoring our growing capabilities in money-related functions such as asset management, investments, and insurance. Whether one looks at this trend as banking expanding or as financial services evolving matters little; either way, we are adding to our competencies along with — and a bit ahead of — our clients' approaches to managing their financial affairs.

We are carrying out our mission to be a prominent, growing, high-performing financial services provider that is known for unequaled client care, high-quality products and services, support for the community, appreciation of associates, conservative risk management, and consistent financial returns for shareholders.

This focus accelerated our success in recent years. From assets of $6.7 billion just five years ago, expanded to more than $9.6 billion in 2002. And, in terms of the total market value of our stock, Old National ranks among the top one-third of the 2,200 U.S.-based companies listed on the New York Stock Exchange.

Along with our emphasis on growth comes a commitment to enhanced value. For example, net income exceeded $117 million compared with $73 million five years ago. From 1997 through 2002, we averaged an annual increase of 5.8 percent in book value per share. Our banking operations, accounting for 75 percent of the company's profits, exceed regulators' minimum capital requirements and other measures of safety.

LISTEN, ADVISE, ACT

Our emphasis on clients and their financial interests received new expression during 2002 as we reassessed and refreshed how we market the Old National brand.

Our communications with clients had long encouraged them to think of Old National as their "Bank for Life", an assurance that we could handle their financial transactions in every part of their life cycle and at each stage in the development of their businesses. Marketing initiatives, redefined during 2002, add energy to that commitment with the key word "REACH" and a promise to listen, advise, and act to help clients reach their financial goals. The brand promise portrays the capabilities of a robust financial services company with the heart of a community bank. It asserts Old National's commitment to service quality.



COMMUNITY BANKING GROWTH: Old National's core strength long has been its strong community banking franchise. Community banking fostered a culture that values service and builds relationships with clients.

The strategic planning process faced the attractive reality that long-term success in core banking activities builds strong market leadership positions. Therefore, continuing growth is less about attracting new customers and more about expanding the relationship with current clients. Moreover, core banking represents a substantial portion of Old National's performance and accelerating its contributions holds far-reaching impact for the company as a whole.

Many of the channels to broaden client relationships already are in place in the Old National organization, especially in the variety of financial services

Old National's more than 3,000 associates bring that spirit to every interaction with clients. It helps us to better understand client needs, to create strong ties between clients' goals and Old National's capabilities, and to cement relationships.

We have made major investments to support our associates in delivering this brand promise. Through various sales, incentive, and training programs, we have encouraged our associates to listen and recognize what matters to their clients, to match our capabilities with client objectives, and to take action to help clients reach their financial goals. Our new brand position captures that preparation. Service performance standards, associate award programs, and a suggestion and feedback process have been enhanced to reflect the essence of our brand, the essence of Old National's REACH.

QUALITY SERVICE DELIVERS

The Old National environment is one of high-touch quality service, commitment to building relationships, and respect for local decision-making. Our history has been largely written in small and medium-sized communities where client care, professional expertise, and good citizenship have propelled us to the top of our markets.

In Evansville, our home market, we hold the Number 1 ranking with over 53 percent of the deposit market. We also lead market-share in Clarksville, Tennessee, and Danville and Carbondale, Illinois, while holding solid positions near the top of markets in Terre Haute and Muncie, Indiana. These impressive market positions in medium-sized cities and our strong presence in many smaller communities constitute the foundation of what we term our "legacy markets."

We have continued to build on our strength with more specialized expertise in insurance, asset management, financial planning, and investments. Our broader product line also provides entrées into new markets, as we demonstrated during 2002 with the establishment of our first free-standing mortgage operation in Louisville; the acquisition of St. Louis-based Terrill Group, Inc., a large insurance and risk management company; and the acquisition of Cincinnati-based Fund Evaluation Group, Inc., an investment consulting firm.

The more dynamic our progress, the better positioned we are to enhance the services we offer to our clients, provide challenging opportunities to our associates, fulfill a leadership role in the communities where we operate, and reward shareholders — all part of Old National's vision.

RETURN ON EQUITY
(years ended December 31)


18%
15%
12%
9%
6%
3%
0%
14.33%
15.86%
16.59%
2000
2001
2002

RETURN ON ASSETS
(years ended December 31)


1.30%
1.04%
0.78%
0.52%
0.26%
0.00%
1.03%
1.12%
1.18%
2000
2001
2002

managed in the Signature Group and the expanded capabilities in mortgage lending. The planning process spotlighted opportunities for the banking centers to embrace a more energetic approach to customer relationship-building — or, as Old National's brand promise holds — to listen, advise, and act to help clients reach their financial potential.

To add value to the client experience, therefore, the banking centers increasingly function like department stores. Their shelves, so to speak, are stocked with the products and services that speak to their market's priorities. Their employees are well versed in the features of the available services and focus on rounding out the client's experience, not just filling their orders. As the banking centers undergo remodelings, their layouts are assessed for convenience factors such as adequate space for private consultation, quick client access to routine transactions, and good parking.

Targets

Few financial services providers or companies in any industry can match our track record of **LONGEVITY, CONSISTENCY** of approach, and **COMMITMENT** to clients.

Our assets have grown at an annual compound rate of 7.4 percent over the past five years through clients' expansion of their financial relationships with us, through the introduction of new products, and through new services offered as the result of acquisition and internal expansion.

Without disrupting our commitment to financial services, client care, and shareholder return, we continue to set our sights higher. We undertook a thorough strategic planning process in 2002 to achieve important results: expressed in financial terms, our fundamental goals of continuing to meet growing consumer expectations, maintaining shareholder interest, and attracting and retaining outstanding associates. In preparation we researched industry data and demographics, assessed capabilities and risk, and addressed performance potential in our major lines of business and in treasury and operating functions. The evaluation pointed to the need for a sustained high level of performance from each of our four major lines of business along with overall attention to expense control, smart investment in our infrastructure, and ongoing attention to resource management.

Within Old National, more completely than at any time in our history, we have the expertise and infrastructure to support the broad range of services that all of our clients need to achieve their financial objectives. Our strategic goals recognize these capabilities and make them more accountable than ever for escalating Old National's performance level.

UPDATING TRADITION

As a community-focused banking organization, we are accustomed to building our client's ongoing relationship with Old National from any of the traditional points of entry – usually retail banking, commercial banking, or trust services. Our expanded capabilities develop more points of entry for new client relationships. We look to our bankers and industry professionals to become relationship managers and to capture as much of a client's financial business as our product line supports.

Our growth plans rely on expanding the fundamental strengths of community banking into the more robust context of relationship banking.

Our approach to banking growth adopts the best features of the historically successful department store concept. Core products anchor store offerings in every city, but the complete product mix is the job of the store manager. Outside of the core product set, product variety differs from store to store based on the needs of the local market.

We are applying that concept at Old National. The banking center manager is at the center of a group of professionals who represent the product mix that supports clients in meeting their financial goals. The job of our professionals is to have the


LIVING ROOM
DINING ROOM
KITCHEN
BATHROOM
BEDROOM

MORTGAGE GROWTH: Home ownership is both a major chapter in the American dream and a core business for local banks. It also has become a highly competitive industry with new players, new products, and changing customer expectations. For Old National, mortgage lending is a core business. As with community banking – where the prescription for growth involved more focus on the total client experience in the financial services center – the growth opportunities for mortgage banking pick up with an organizational change.

Old National has shifted its thinking and configured mortgage as a line of business. With a dedicated management team there is more specific



right services and expertise available for clients in their respective marketplaces. We rely heavily on the banking center managers and their knowledge of local markets to help make those talent allocations.

Enhancing market intelligence has become a significant initiative for Old National in this strategic planning period. We are expanding managers' understanding of how their service centers are performing not only with information about loans and deposits, traditional measures of growth, but also with information about demand for other financial services and more detailed market knowledge. As a result, our professionals are in the best position to plan for the support their offices need on a regular basis and to determine how much support to import at appropriate times. Throughout Old National this approach raises expectations of accountability to clients, to shareholders, and to fellow associates. And it also means more focused customer service, faster growth for Old National, and more opportunities for associates.

REACHING OUT

Our way of doing business gives us the wherewithal to compete in communities of all sizes. Within the next five years we expect to have a presence in cities that enlarge our traditional geographic boundaries as well as our definition of community.

We have tremendous opportunity to grow in larger markets, particularly those where consumers still value relationships and where industry consolidation has disrupted familiar operations. In late 1999 we opened a financial services center in Indianapolis, the largest city in our home state and then the largest city in which Old National had established a presence. The success of that office — an annual asset growth rate of 73.3 percent in its first three full years — demonstrates that our business model translates well in metropolitan areas.

TODAY'S MARKET SHARE
(deposits as of 6/30/02)

	RANK
Vanderburgh County Evansville, Indiana	1
Montgomery County Clarksville, Tennessee	1
Vermillion County Danville, Indiana	1
Jackson County Carbondale, Illinois	1
Delaware County Muncie, Indiana	2
Vigo County Terre Haute, Indiana	2
Monroe County Bloomington, Indiana	3

OUR MARKETS

St. Louis
Indianapolis
Louisville
Nashville

Expansion Markets
Existing Markets

accountability, which means efficiencies will be identified more quickly, the features of new loan products can come together more sharply, and associates are encouraged to develop more expertise not only in mortgage structures but also in how managing those loans fits into broader understanding of capital markets.

As one of the pillars of Old National's growth plan, the mortgage business has yet another advantage. In addition to helping banking grow, it opens up new opportunities to install free-standing mortgage offices as Old National's entrée into a market where residential lending activity is particularly robust and where attractive opportunities exist to build a broader financial services presence.

On Course

To achieve our targets, we have identified four pillars of growth: continued strong performance in core banking; **SIGNIFICANT CONTRIBUTIONS** from Old National Signature Group, largely responsible for our emerging opportunities in financial services; new opportunities from retooling our mortgage business; and the metro strategies, which concentrate on how best to deliver Old National's brand of financial services in larger mid-American markets. The four pillars organize our skills and provide a framework in which to track our progress. Their purpose is to support an organization whose associates listen to clients, advise them on ways to reach their financial goals, and act on their behalf.

Our five-year plan recognizes the strengths of each of the four pillars and sets expectations for their contributions to Old National's growth:

- In our legacy banking markets, growth will come primarily from adding products and services. Those markets continue to account for a high proportion of Old National's revenue opportunities, but their growth rates are anticipated to perform in the mid to high single digits, short of our growth expectations for the company overall.
- Old National Signature Group, responsible for fee-based services such as insurance, investment, trust, asset management, financial planning and similar services, provide a substantial engine to accelerate growth. Our expectations for these services are annual revenue growth rates exceeding 30 percent.
- Mortgage lending is a traditional offering at Old National banking centers. By aligning these mortgage initiatives more closely and focusing a management team on them, we expect to improve efficiencies, add new products, and increase revenue. In addition, we can use standalone mortgage offices to help us gain entry into new markets.
- Metro strategies will launch an Old National financial services presence in at least three more mid-American markets during the next five years, cities such as Nashville, Louisville, and St. Louis, where we see opportunities to attract high-value clients to our strong service emphasis.

ROBUST COMMUNITY BANKING

Local decision-making remains a hallmark of Old National. And, the high-touch customer-service orientation that is part of Old National's vision shapes the environment in our 137 local banking offices. They are our point of contact with hundreds of thousands of households and a source of expertise for commercial and small businesses. The community banking system delivers a substantial portion of our financial results and will continue to do so through our client-focused sales process.

It is through our disciplined, team-oriented sales process that we provide the full-service experience our clients have come to expect. By reaching out, asking questions, and going the extra mile to review and profile client needs, we can take them from the picture they see of themselves today to the portrait they want to create in ten to fifteen years. Ultimately, our highly practiced sales efforts will deliver increased services per household, provide what clients need, generate revenue, and reward shareholders.



GROWING WITH THE SIGNATURE GROUP: **Firmly rooted in traditional trust and investment services, the Signature Group has blossomed into a collection of eight distinct but integrated entities that deliver insurance, investment management, financial advice, private banking, fiduciary and trust services. It accelerates Old National's transition to a financial services company with broader client relationships and less dependence on interest-rate conditions.**

Some of the elements managed by the Signature Group are reaching critical-mass levels that lead to new products and services. A case in point is the formation during 2002 of Signal Capital Management and its licensing as a registered investment advisor to open up new distribution channels for

To best support our sales teams, we are matching resources to market opportunity, ensuring that clients have the services and amenities they need. During 2002 we assessed each office and its prospects, an ongoing process that Old National continues to improve as we allocate resources across the business. In offices situated in fast-growing markets, where banking centers have capacity to add new services, we will move quickly to capitalize on those opportunities. In more mature legacy markets, our banking center managers will emphasize client retention and higher market penetration for existing products.

Detailed assessments help define when to introduce new services, how much opportunity exists to further penetrate the market, and what kind of expansion the office can support. Similar analyses apply to the banking centers themselves. In 2002 we opened two centers, sold eight, and closed four based on resource allocation needs. Other offices were redesigned to improve traffic flow, facilitate consultation, provide access to Internet banking services, and even improve parking.

All of the changes in how we manage the banking centers help focus our resources on opportunities for clients and Old National alike.

SIGNING ON FOR GROWTH

We continue to enhance our capabilities in financial disciplines that engage clients beyond carrying out their transactions. That is a natural evolution for Old National, given our ingrained emphasis on service quality and relationship-building. But doing it well — another Old National tradition — requires assembling a critical mass of insurance, investment, and financial planning capabilities, revising information flow through Old National, and redefining the notion of accountability among our professionals. In the process, what was already an intense focus on service and client care has become even more vibrant because it becomes more inclusive of the client's total financial picture.

In the course of developing loan contracts, for example, commercial lenders become familiar with how their clients' businesses operate. Lenders understand such things as the ebb and flow of cash generation, the impact of rising employee benefit costs, and locations of under-utilized assets. As traditional bankers, their primary responsibility was to structure loans accordingly and, particularly in recent years, to refer their clients to other parts of the bank to pursue additional financial services.


NONINTEREST INCOME
TO TOTAL REVENUE
(years ended December 31)
35%
30%
25%
20%
15%
10%
5%
0%
26.0%
26.5%
31.1%
2000
2001
2002


SERVICES PER
HOUSEHOLD
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.4
2.5
2.6
2000
2001
2002

mutual funds and fee-based asset management. In a related development, certain managed funds were converted to proprietary mutual funds — the Signal Funds — which open the door to retail distribution and 401(k) applications and leverage the group's money management skills. During 2002, the Signature Group also doubled Old National's insurance business through the acquisition of Terrill Group and added substantial financial consulting capabilities through the acquisition of Fund Evaluation Group.

Signature Group services, especially those oriented to high-net-worth clients, help open new markets for Old National. The Private Client group spearheaded the highly successful effort in Indianapolis which has become a model for entering metropolitan mid-American markets.

Now lenders are responsible for engaging Old National's experts on behalf of clients. To help with the client's employee benefit program, for example, they might bring one of our insurance representatives to confer, especially someone from Terrill Group, which has a national reputation for expertise in building and managing employee benefit programs. Or the banker-turned-relationship manager might bring our expertise in 401(k) management into the discussion. At still other junctures, trade financing or succession planning might be the client's priority. The expectation is that our relationship managers will work with their clients across the financial spectrum, benefiting their clients by drawing other Old National experts into discussions at appropriate stages.

Old National Signature Group includes Signal Capital Management, Inc., the registered investment advisory arm which is responsible for managing $2.8 billion in assets held in trust and similar fiduciary relationships. The expertise that they bring to those responsibilities also is generally available to Old National's clients through the Signal Family of mutual funds. The fund family, initially including a large-cap growth fund, an income fund, a tax-exempt income fund, and a money market fund, boasts a total in excess of $200 million in assets.

The private client services unit, Signature Select, continues to be a core element in taking our expertise to higher-income clients. Like our lenders, however, those specialists are broadening their initiatives from defining solutions for one particular client situation to managing the client relationship and bringing expertise from across Old National to bear on that relationship. The private client group occupies offices in nine Old National locations, and it spearheaded our entry into the Indianapolis market. Most recently, it added a designated financial planning group to concentrate on clients' objectives in cash management, risk management, asset accumulation, financial independence in retirement, and estate planning.

Clients expect broad-based knowledge, objectivity, and respect for the impact of their decisions on the future. Old National knows that to truly offer that high level of expertise requires both broad financial knowledge and a commitment to listen, advise, and act on the client's needs, wherever that service resides within the company.

STREAMLINING MORTGAGE BANKING

Recognizing the potential in a focused mortgage banking operation, Old National realigned mortgage functions in late 2002, concentrating responsibility for mortgage initiatives under a single management unit called Old National Mortgage Company. In 2002 our mortgage originations totaled $1.1 billion, and we serviced loans totaling more than $2.5 billion.

The new mortgage division improves Old National's mortgage delivery services and strengthens our position in a market that still represents a core element in the way families manage their financial affairs. By having mortgage operations housed and tracked in a designated, product-focused group, we are in a better position to spot opportunities, to manage risk, and to incorporate industry developments more readily into our product line.

Banking center managers and their loan originators still have responsibility for helping clients arrange home loans. The mortgage company enhances clients' awareness of emerging developments and makes Old National more competitive in a dynamic market with an increasing variety of real estate lending options. From an efficiency perspective, the mortgage company helps us shape a portfolio product menu that standardizes loan types and defines



METRO MARKET GROWTH: The metro strategy shapes Old National's near-term market expansion plans.

That initiative grew out of the successful entry into the Indianapolis market and now focuses on several large cities within Old National's mid-American footprint. Among markets of interest are Louisville, where Old National recently opened a mortgage production office, St. Louis, headquarters of recently acquired Terrill Group, and Nashville.

The kind of metropolitan market Old National prefers is a growing urban area with a population of at least one million, including a sizable component in white-collar and professional ranks and ages between 30 and 55.



credit and pricing levels so that originators have even greater confidence and capability in local decision-making.

The formalization of the mortgage division also gives us new opportunities to develop standalone mortgage offices in metro markets. That was the case in Louisville earlier in 2002, when we hired an existing mortgage group that not only knew the mortgage business but could also help us develop a potentially broader presence in a city that exhibits several of the criteria important to our metro strategy.

MOVING INTO METRO MARKETS

Another Old National growth strategy initially anticipated the transport of our client-focused banking model into larger markets by selectively introducing clusters of services primarily for high-net-worth clients. Indianapolis was the first market in which we followed that plan, and it proved to be a good decision, attracting $347 million in loans and $59 million in deposits in its first three full years of operation.

We are evaluating other metropolitan markets in our footprint with excellent opportunities for Old National's style of high-touch, high-quality, client-focused financial services. In a relatively short time we achieved a presence in Louisville, Cincinnati, and St. Louis, albeit through specific service capabilities in mortgage banking, financial consulting, and insurance, respectively, rather than a broad financial services offering. We continue to believe that these cities offer those kinds of opportunities, and we expect to have that financial presence within the current five-year strategic planning period.

In cities where traditions of relationship-oriented banking have faded, Old National reasserts and redefines that valuable lost tradition with our increasingly rare combination of community-bank personal service and big-bank financial capabilities.

SIGNATURE GROUP REVENUE
(dollars in millions, years ended December 31)


$60
$50
$40
$30
$20
$10
$0
$41.2
$40.8
$50.1
2000
2001
2002

MORTGAGE BANKING REVENUE
(dollars in millions, years ended December 31)


$15
$12
$9
$6
$3
$0
$2.6
$9.9
$14.0
2000
2001
2002

The Signal Funds are distributed by BISYS Fund Services. For more complete information including charges, expenses and ongoing fees, please call 888-426-9709 to receive a prospectus. Read the prospectus carefully before investing or sending money. Mutual Funds are: Not FDIC Insured/May Lose Value/No Bank Guarantee.

Demographics like that generally correlate with high demand for deposit and investment products – a good match with the specialties housed in the Old National Signature Group – and appreciation for service, which correlates well with Old National's business style. Those potential clients are especially likely to be receptive to Old National's initiatives if the local market is in a period of realignment and banking changes.

Old National is a $9.6 billion financial holding company that conducts client-focused financial services operations in six states and delivers to more than 350,000 households a broad range of banking services as well as trust, investment, and insurance products and services. Since our founding in Evansville, Indiana, in 1834, we have expanded across our home state and into Illinois, Ohio, Kentucky, Tennessee, and Missouri.

Through community banking, the Signature Group, mortgage banking and our metro strategies we will continue to extend our reach as our more than 3,000 associates listen, advise, and act to help our clients reach their financial goals.


OLD NATIONAL REACH™

SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)	2002	2001	2000	1999	1998	1997	Five-Year Growth Rate
Results of Operations[1]							
Net interest income	**$314,606**	$312,620	$289,510	$299,165	$277,892	$267,206	3.3%
Noninterest income[2]	**142,024**	112,967	101,713	83,150	72,898	62,505	17.8
Total revenue	**456,630**	425,587	391,223	382,315	350,790	329,711	6.7
Provision for loan losses[2]	**33,500**	28,700	26,002	14,798	14,987	15,265	17.0
Noninterest expense[2]	**257,845**	245,109	228,034	223,897	199,088	186,345	6.7
Income taxes	**55,635**	52,814	49,766	50,363	51,272	49,675	2.3
Operating earnings[2]	**109,650**	98,964	87,421	93,257	85,443	78,426	6.9
Gain on branch divestitures (after-tax)	**8,282**	–	–	–	–	–	N/M
Merger and restructuring costs (after-tax)	**–**	(5,920)	(25,725)	–	–	–	N/M
Discontinued operations (after-tax)	**–**	–	–	4,101	(9,854)	(5,005)	N/M
Net income	**$117,932**	$ 93,044	$ 61,696	$ 97,358	$ 75,589	$ 73,421	9.9%
Per Share Data[3]							
Net income (diluted)	**$1.84**	$1.42	$0.94	$1.43	$1.11	$1.08	11.2%
Cash dividends paid	**0.69**	0.62	0.59	0.54	0.48	0.46	8.4
Book value at year-end	**11.60**	9.95	9.43	8.94	9.20	8.76	5.8
Stock price at year-end	**23.14**	22.90	25.86	26.69	29.12	24.07	(0.8)
Balance Sheet Data (at December 31)							
Total assets	**$9,612,556**	$9,080,473	$8,767,748	$8,086,012	$7,334,271	$6,715,787	7.4%
Loans	**5,769,635**	6,132,854	6,348,313	5,714,688	5,058,460	4,526,521	5.0
Deposits	**6,439,280**	6,616,440	6,583,906	5,962,069	5,436,381	5,147,271	4.6
Shareholders' equity	**740,710**	639,235	626,341	584,995	605,849	579,599	5.0
Performance Ratios Based on Net Income							
Return on average assets	**1.27%**	1.05%	0.73%	1.25%	1.08%	1.13%	
Return on average shareholders' equity[4]	**17.84**	14.91	10.11	15.79	13.05	13.35	
Dividend payout	**37.25**	43.13	62.84	36.52	40.38	39.45	
Average equity to average assets	**7.47**	7.27	6.92	7.90	8.57	8.64	
Net interest margin[1]	**3.65**	3.77	3.65	4.09	4.26	4.40	
Efficiency ratio (noninterest expense/revenue)[1][2]	**56.47**	57.59	58.29	58.56	56.75	56.52	
Net charge-offs to average loans	**0.34**	0.45	0.39	0.17	0.24	0.21	
Allowance for loan losses to ending loans	**1.52**	1.21	1.16	1.15	1.17	1.23	
Other Data							
Number of full-time equivalent employees	**2,941**	2,741					
Number of shareholders	**25,718**	24,838					
Number of shares traded (in thousands)[3]	**11,749**	17,185					

[1]Tax equivalent basis.

[2]Excludes portions related to gain on branch divestitures in 2002, merger and restructuring expense in 2001 and 2000, and discontinued operations in 1999 and prior.

[3]All share and per share data have been adjusted for stock dividends and stock splits, including a 5% stock dividend paid to shareholders on January 27, 2003. Assumes the conversion of stock options and subordinated debentures.

[4]Average equity excludes other comprehensive income.

N/M = Not meaningful

INTRODUCTION

Formed in 1982, Old National Bancorp ("Old National") is a financial holding company headquartered in Evansville, Indiana, with client-focused financial services operations in Indiana, Illinois, Kentucky, Tennessee, Ohio, and Missouri.

Old National's banking operations date back over 160 years. Old National serves customers in both urban and rural markets providing a wide range of financial services, including:

- commercial, real estate, and consumer loans;
- lease financing;
- checking, savings, time deposits, and other depository accounts;
- letters of credit;
- cash management services;
- safe deposit facilities;
- debit cards and other electronically accessed banking services; and
- Internet banking.

Old National's non-bank affiliates provide additional financial or support services incidental to its operations, including:

- issuance and reinsurance of credit life insurance;
- sales of accident, health, life, property, and casualty insurance products;
- investment services;
- fiduciary and trust services;
- asset management and advisory services; and
- investments and brokerage products.

FINANCIAL BASIS

The following discussion is an analysis of Old National's operating results for the years 2000 through 2002 and financial condition as of December 31, 2002 and 2001, and will assist readers of the accompanying consolidated financial statements and related notes beginning on page 28. Management's forward-looking statements are intended to benefit the reader, but are subject to various risks and uncertainties which may cause actual results to differ materially, including but not limited to: (1) economic conditions generally and in the financial services industry; (2) increased competition in the financial services industry; (3) actions by the Federal Reserve Board and changes in interest rates; and (4) governmental legislation and regulation.

The financial information has been restated to reflect mergers accounted for as poolings-of-interests as if they had occurred at the beginning of the first year presented. Purchases have been included in reported results from the closing date of the transaction.

During 2002, Old National created Signal Capital Management, Inc. ("SCM") as a wholly-owned subsidiary of Old National Trust Company. SCM is a Registered Investment Advisor under the Investment Advisors Act of 1940 and will generate and implement investment advice for various clients delivered through various channels.

Also during 2002, Old National consolidated its mortgage banking activities into a centralized structure. Origination, production, and servicing functions previously conducted throughout the company were organized into a single unit and the servicing of mortgages held by Old National and serviced for others has been subcontracted to an outside company.

References to Old National's operating earnings within this analysis represent net income from operations excluding the gain on branch divestitures during 2002 and the impact of merger-related and restructuring expenses during 2001 and 2000, as discussed within this document and further explained in Notes 2 and 19 of the consolidated financial statements.

Tax-exempt or nontaxable interest income in the following information has been increased to be comparable to interest subject to income taxes using the federal statutory rate in effect of 35% for all periods. An offsetting increase of the same amount is made in the income tax section of the Selected Financial Data. Net income is unaffected by these tax equivalent adjustments.

COMPETITION AND ECONOMIC CONDITIONS

The banking industry and related financial services providers operate in a highly competitive market. Within its six-state geography, Old National's competition includes numerous local, regional, and national banking institutions, thrifts, finance companies, credit unions, investment brokers, asset managers and advisory services, and finance and insurance companies. The competitive factors center around issues such as interest rates on loans and deposits, convenient locations and hours, types of services and products, and quality of service.

The Federal funds target rate, the interest rate that dictates national prime rate and many other short-term consumer and commercial loan rates, was unchanged during most of 2002 at 1.75%. In November 2002, however, the Federal Reserve Open Market Committee lowered its Federal funds target rate to 1.25%. The decision to reduce the Federal funds target rate was the twelfth such easing since January 2001 when the target was lowered from 6.50% to 6.00%. At 1.25%, the Federal funds target rate is at its lowest since 1958. Long-term interest rates, those that impact rates on residential and commercial mortgages, declined steadily during 2002. For example, the 10-year U.S. Treasury note rate declined from 5.05% at the beginning of 2002 to 3.82% on December 31, 2002.

The interest rate declines of 2002 continued the interest rate trend of 2001. During 2001, the Federal funds target rate declined from 6.50% to 1.75%. The 10-year U.S. Treasury note rate declined from 5.10% at the beginning of 2001 to 4.18% by November 2001, before closing 2001 at 5.05%.

MERGER, CONSOLIDATION AND DIVESTITURE ACTIVITY

On July 1, 2002, Old National completed the acquisition of Fund Evaluation Group, Inc. ("FEG"), Cincinnati, Ohio, with anticipated 2003 annual revenues of $12.3 million. On December 1, 2002, Old National acquired Terrill Group, Inc. ("TGI"), St. Louis, Missouri, with anticipated 2003 annual revenues of $17.7 million. Both transactions were accounted for as purchases with goodwill and other intangibles of $24.4 million related to FEG and $26.7 million related to TGI.

In addition, during the third quarter of 2002, Old National finalized sales of eight branches in markets no longer considered consistent with the company's strategy. The after-tax gain on the sales totaling $8.3 million has been excluded from operating earnings as discussed herein.

During 2001, Old National completed its One Bank consolidation project that started in 1999 with the merger of its remaining banking charters into one bank. The goals of One Bank included a single brand image, common products offered throughout the banking locations, and improved back-office efficiency. In the second quarter of 2001, Old National further streamlined its regional banking administrative structure and incurred expenses in the consolidation of acquisitions made in 2000. The $5.9 million in after-tax expenses have been excluded from operating earnings as discussed herein.

In the first quarter of 2000, Old National completed the acquisitions of ANB Corporation, Muncie, Indiana, with $880 million in total assets and Heritage Financial Services, Inc., Clarksville, Tennessee, with $246 million of total assets. These mergers were accounted for as poolings-of-interests. The financial statements have been restated accordingly. In the third quarter of 2000, Old National purchased Permanent Bancorp, Inc. ("Permanent"), Evansville, Indiana, with $497 million in total assets. The assets and liabilities acquired from Permanent were adjusted to current market values. Goodwill and other intangibles from this acquisition totaled $61.8 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in the annual report, are based upon Old National's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Old National to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of the mortgage servicing assets. Actual results could differ from those estimates.

- **Allowance for Loan Losses.** The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio, and historical loss experience. See Notes 1 and 5 of the consolidated financial statements for additional information.

- **Mortgage Servicing Assets.** Servicing assets are recognized as separate assets when loans are sold with servicing retained. Capitalized servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are valued based upon the estimated fair value of the rights. Value is determined by stratifying rights by predominant characteristics, such as interest rates and terms, and using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Negative adjustments to the value (referred to as impairment), if any, are recognized through a valuation allowance by charges against mortgage servicing income. See Notes 1 and 7 of the consolidated financial statements for additional information.

Management believes the accounting estimates related to the allowance for loan losses and the capitalization, amortization, and valuations of mortgage servicing assets are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require company management to make assumptions concerning the changes in the types and volumes of the portfolios, rates of future prepayments, and anticipated economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on Old National's assets reported on the balance sheet as well as its net income. Management has discussed the development and selection of these critical accounting estimates with the audit committee of the board of directors and the audit committee has reviewed the company's disclosures relating to them in this Management's Discussion and Analysis.

RESULTS OF OPERATIONS

Net Income

In 2002, Old National generated net income of $117.9 million and diluted income per share of $1.84, both increased over 26% from 2001 results. Operating earnings (net income from operations excluding the gain on branch divestitures of $12.5 million pretax, $8.3 million after-tax or $0.13 per share) were $109.6 million, a 10.8% increase over 2001. Goodwill amortization ceased in 2002 increasing net income by $5.4 million over 2001. Securities gains of $12.4 million pretax were taken in 2002 to offset impairment losses related to the mortgage servicing rights and the increases in the provision for loan losses related to deteriorating economic conditions. The provision for loan losses was $33.5 million in 2002, a $4.8 million increase over the $28.7 million for 2001. This increase in the provision reflects the slowdown in the pace of current economic recovery during 2002. Increases in noninterest income, excluding these securities gains and the gain on branch divestitures, exceeded the increase in other expenses. The specific effects of these factors are discussed in the following paragraphs.

In 2001, Old National achieved net income of $93.0 million and diluted income per share of $1.42, both increased over 50% from 2000 results. Operating earnings (net income from operations excluding the impact of merger-related and restructuring expenses of $9.7 million pretax, $5.9 million after-tax or $0.09 per share) were $99.0 million, a 13.2% increase over 2000. Revenue growth exceeded the increase in provision for loan losses and expenses.

Net Interest Income

Over 68% of Old National's revenues arise from the interest and fee income on earning assets, such as loans and investments, less the interest paid on deposits and borrowed funds. This difference between interest income earned and paid is net interest income. Net interest margin is net interest income, on a tax equivalent basis, expressed as a percentage of average earning assets. Incorporating the tax savings on certain assets permits effective yield comparability between taxable and nontaxable investments and loans.

Net interest income and margin are influenced by many factors, but the primary determinants are the volume and mix of earning assets and funding sources. Loans typically generate more interest income than investment securities with similar maturities. Funding from customer deposits generally cost less than wholesale funding sources. Factors such as general economic activity, Federal Reserve Board monetary policy, and price volatility of competing alternative investments, can also exert significant influence on Old National's ability to optimize its mix of assets and funding and its net interest income and margin.

Tax equivalent net interest income rose $2.0 million in 2002 or 0.6% over 2001. A significant down-turn in market interest rates during 2002 and the change in funding mix combined to lower Old National's net interest margin from 3.77% in 2001 to 3.65% in 2002. Average earning assets grew 3.8% or $316.6 million during 2002 with a notable shift from loans to investments that reflects weak loan demand. The yield on average earning assets declined 119 basis points to 6.65%. Much of the asset growth was funded by interest-bearing liabilities that increased $293.8 million or 3.9%. The cost of interest-bearing liabilities decreased 121 basis points to 3.32%. Noninterest-bearing deposits provided an additional $48.0 million in funding, and other liabilities and equity increased $57.7 million.

Tax equivalent net interest income rose $23.1 million in 2001 or 8.0% over 2000. This increase was the result of a 4.6% increase in average earning assets, an asset mix shift toward higher-yielding loans and investments, and a lower rate environment and core deposit growth allowing a reduction in Old National's funding costs. While average earning assets grew over $368.4 million in 2001, the yield declined 46 basis points to 7.84%. This was offset by the 63 basis point decline in the interest-bearing liabilities to 4.53%. These factors combined to generate net interest margin of 3.77%, up 12 basis points over 2000.

Table 1 details the changes in the components of net interest income. Table 2 attributes Table 1 fluctuations to the impact of changes in the average balances of assets and liabilities and the yields earned or rates paid. Table 3 presents a three-year average balance sheet and for each major asset and liability category, its related interest income and yield or its expense and rate.

NET INTEREST INCOME CHANGES (TABLE 1)

(tax equivalent basis, dollars in thousands)	2002	2001	2000	% Change From Prior Year 2002	% Change From Prior Year 2001
Interest Income					
Money market investments	$ 383	$ 805	$ 1,619	(52.4)%	(50.3)%
Investment securities	153,988	130,924	128,577	17.6	1.8
Loans	418,189	519,299	527,718	(19.5)	(1.6)
Total interest income	572,560	651,028	657,914	(12.1)	(1.0)
Interest Expense					
NOW deposits	15,033	14,712	13,135	2.2	12.0
Savings deposits	5,454	7,839	12,086	(30.4)	(35.1)
Money market deposits	10,003	25,864	34,735	(61.3)	(25.5)
Time deposits	156,070	205,199	207,656	(23.9)	(1.2)
Short-term borrowings	10,971	21,862	42,446	(49.8)	(48.5)
Other borrowings	60,423	62,932	58,346	(4.0)	7.9
Total interest expense	257,954	338,408	368,404	(23.8)	(8.1)
Net interest income	$314,606	$312,620	$289,510	0.6%	8.0%
Net interest margin	3.65%	3.77%	3.65%		

NET INTEREST INCOME - RATE/VOLUME ANALYSIS (TABLE 2)

(tax equivalent basis, dollars in thousands)	2002 vs. 2001 Total Change	2002 vs. 2001 Attributed to Volume	2002 vs. 2001 Attributed to Rate	2001 vs. 2000 Total Change	2001 vs. 2000 Attributed to Volume	2001 vs. 2000 Attributed to Rate
Interest Income						
Money market investments	$ (422)	$ 108	$ (530)	$ (814)	$ (128)	$ (686)
Investment securities	23,064	43,761	(20,697)	2,347	12,115	(9,768)
Loans	(101,110)	(30,974)	(70,136)	(8,419)	16,354	(24,773)
Total interest income	(78,468)	12,895	(91,363)	(6,886)	28,341	(35,227)
Interest Expense						
NOW deposits	321	4,026	(3,705)	1,577	1,752	(175)
Savings deposits	(2,385)	827	(3,212)	(4,247)	(1,555)	(2,692)
Money market deposits	(15,861)	(3,275)	(12,586)	(8,871)	2,713	(11,584)
Time deposits	(49,129)	(11,932)	(37,197)	(2,457)	9,359	(11,816)
Short-term borrowings	(10,891)	2,829	(13,720)	(20,584)	(6,126)	(14,458)
Other borrowings	(2,509)	11,741	(14,250)	4,586	11,569	(6,983)
Total interest expense	(80,454)	4,216	(84,670)	(29,996)	17,712	(47,708)
Net interest income	$ 1,986	$ 8,679	$ (6,693)	$ 23,110	$10,629	$ 12,481

The variance not solely due to rate or volume is allocated equally between the rate and volume variances.

THREE-YEAR AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS (TABLE 3)

(tax equivalent basis, dollars in thousands)	2002 Average Balance	2002 Interest & Fees	2002 Yield/Rate	2001 Average Balance	2001 Interest & Fees	2001 Yield/Rate	2000 Average Balance	2000 Interest & Fees	2000 Yield/Rate
Earning Assets									
Money market investments	$ 25,841	$ 383	1.48%	$ 21,683	$ 805	3.71%	$ 24,130	$ 1,619	6.71%
Investment securities:									
U.S. Treasury and Government agencies[1]	1,934,693	100,076	5.17	1,254,893	79,644	6.35	1,178,365	80,414	6.82
States and political subdivisions	656,085	46,777	7.13	581,725	41,125	7.07	542,469	40,636	7.49
Other securities	120,467	7,135	5.92	159,501	10,155	6.37	97,522	7,527	7.72
Total investment securities	2,711,245	153,988	5.68	1,996,119	130,924	6.56	1,818,356	128,577	7.07
Loans:[2]									
Commercial	1,690,377	111,201	6.58	1,691,817	138,433	8.18	1,476,135	136,941	9.28
Commercial real estate	1,844,492	127,877	6.93	1,855,338	152,575	8.22	1,537,810	132,776	8.63
Residential real estate	1,286,664	94,135	7.32	1,682,167	130,664	7.77	2,087,834	165,554	7.93
Consumer, net of unearned income	1,056,730	84,976	8.04	1,051,673	97,627	9.28	986,090	92,447	9.38
Total loans	5,878,263	418,189	7.11	6,280,995	519,299	8.27	6,087,869	527,718	8.67
Total earning assets	8,615,349	$572,560	6.65%	8,298,797	$651,028	7.84%	7,930,355	$657,914	8.30%
Less: Allowance for loan losses	(81,365)			(74,491)			(71,089)		
Non-Earning Assets									
Cash and due from banks	186,534			180,227			174,801		
Other assets	543,421			459,941			417,006		
Total assets	$9,263,939			$8,864,474			$8,451,073		
Interest-Bearing Liabilities									
NOW deposits	$1,215,858	$ 15,033	1.24%	$ 930,120	$ 14,712	1.58%	$ 820,067	$ 13,135	1.60%
Savings deposits	462,633	5,454	1.18	409,220	7,839	1.92	479,314	12,086	2.52
Money market deposits	644,037	10,003	1.55	778,366	25,864	3.32	712,215	34,735	4.88
Time deposits	3,468,623	156,070	4.50	3,706,416	205,199	5.54	3,542,215	207,656	5.86
Total interest-bearing deposits	5,791,151	186,560	3.22	5,824,122	253,614	4.35	5,553,811	267,612	4.82
Short-term borrowings	688,958	10,971	1.59	583,035	21,862	3.75	708,840	42,446	5.99
Other borrowings	1,283,225	60,423	4.71	1,062,377	62,932	5.92	878,262	58,346	6.64
Total interest-bearing liabilities	7,763,334	$257,954	3.32%	7,469,534	$338,408	4.53%	7,140,913	$368,404	5.16%
Noninterest-Bearing Liabilities									
Demand deposits	712,308			664,347			636,636		
Other liabilities	96,601			86,499			88,933		
Shareholders' equity	691,696			644,094			584,591		
Total liabilities and shareholders' equity	$9,263,939			$8,864,474			$8,451,073		
Interest Margin Recap									
Interest income/average earning assets		$572,560	6.65%		$651,028	7.84%		$657,914	8.30%
Interest expense/average earning assets		257,954	3.00		338,408	4.07		368,404	4.65
Net interest income and margin		$314,606	3.65%		$312,620	3.77%		$289,510	3.65%

[1]Includes Government agency mortgage-backed securities.

[2]Includes principal balances of nonaccrual loans. Interest income relating to nonaccrual loans is included only if received. Loan fees included above were $12.2 million in 2002, $12.0 million in 2001 and $10.5 million in 2000.

Market Risk Management

Inherent in Old National's balance sheet is the risk that interest rates on its assets and liabilities will not move in the same direction or at the same pace as market interest rates fluctuate, also known as interest rate risk. This exposure is Old National's largest market risk.

The goal of interest rate risk management at Old National is to minimize the impact interest rate fluctuations have on net interest income. The Funds Management Committee of the board of directors and the Balance Sheet Management Committee, comprised of senior executive managers, establish interest rate risk guidelines and monitor risk positions.

Old National uses two modeling techniques to quantify the impact of changing interest rates on the company, Net Interest Income at Risk and Market Value of Equity. Net Interest Income at Risk is used by management and the board of directors to evaluate the impact of changing rates over a two-year horizon while Market Value of Equity is more useful for long-term interest rate risk. Old National models interest rate risk in many possible interest rate environments. Old National's board of directors, through its Funds Management Committee, establishes policy guidelines for the allowable change in cumulative net interest income over a two-year period and the change in Market Value of Equity in an up or down 200 basis point instantaneous parallel change to the yield curve (± 200 basis point yield curve shock).

At December 31, 2002 and 2001, Old National's interest rate sensitivity in a down 200 basis point yield curve shock was outside its guideline of ± 5.00%. The Funds Management Committee and the Balance Sheet Management Committee believe that this is acceptable due to the current, unusually low interest rate environment. The following table shows Old National's estimated interest rate sensitivity profile and guidelines at December 31, 2002 and 2001.

YIELD CURVE SHOCK

Interest Rate Change (basis points)	Estimated 24-Month Cumulative Impact On Net Interest Income		Estimated Change in Market Value of Equity	
	Policy	Actual	Policy	Actual
2002				
+200	**±5.00%**	**2.12%**	**±12.00%**	**(1.32)%**
-200	**±5.00**	**(6.64)**	**±12.00**	**(14.16)**
2001				
+200	±5.00%	(1.00)%	±12.00%	(4.70)%
-200	±5.00	(8.50)	±12.00	(7.35)

Liquidity Management

The Funds Management and Balance Sheet Management Committees establish liquidity risk guidelines and monitor risk. The objective of liquidity risk management is to ensure that Old National can meet its cash flow needs in all business environments. Core deposits, selling, securitizing or pledging available assets, and funding from the wholesale capital markets provide the necessary liquidity.

The parent company's sources of liquidity can include unaffiliated bank lines of credit, capital markets, and affiliate dividends which may be subject to regulatory limits and in some cases require regulatory approval. Notes 8 and 16 of the consolidated financial statements address this further. At year-end 2002 the parent company had $25 million in an available line of credit from an unaffiliated bank and has the capacity to issue up to $85.7 million of a $150 million medium-term note program and $50 million of trust preferred securities available for future liquidity needs. In addition, at December 31, 2002, the bank has the capacity to issue $790 million of a $1.0 billion senior and subordinated global bank note program. See Table 15 for more information on contractual obligations and significant commitments.

The following table shows the senior debt ratings for the parent company and the bank at December 31, 2002.

SENIOR DEBT RATINGS

	Standard and Poor's		Moody's Investor Services	
	Long-term	Short-term	Long-term	Short-term
Old National Bancorp	BBB+	N/A	Baa1	N/A
Old National Bank	A-	A2	A3	P2

N/A = not applicable

Noninterest Income

Besides net interest income, Old National generates additional revenue, noninterest income, through fees and sales commissions from its core banking franchise and other related businesses, such as trust and asset management, investments products, and insurance. This source of revenue has grown as a percentage of total revenue, excluding securities transactions and the gain on branch divestitures, from 26.0% in 2000 to 29.2% in 2002. Noninterest income, excluding securities transactions and the gain on branch divestitures, grew 19.8% in 2002 compared to 6.3% in 2001.

A major contributor to this strong performance continues to be mortgage banking revenue, which increased $4.1 million or 41.0% in 2002. Loan origination volumes reached record levels during the year with total originations of $1.100 billion in 2002 compared to $929 million in 2001. Trust and asset management fee income increased 17.9% in 2002 after a decrease of 8.4% in 2001. The acquisition of FEG on July 1, 2002, contributed an additional $5.0 million of fee income for 2002. Service charges on deposit accounts rose 3.7% in 2002 compared to 17.9% in 2001. Insurance sales grew $3.4 million or 25.5% in 2002 compared to $1.8 million or a 15.6% increase in 2001. The purchase of TGI on December 1, 2002, added $1.5 million to the insurance revenue growth for 2002. Investment and brokerage business fees increased 31.7% in 2002, primarily from strong annuity sales, after a decrease of 4.3% in 2001. Bank-owned life insurance revenue, representing income on officers' life insurance coverage, rose 48.5% in 2002 compared to 23.0% in 2001 primarily from the addition of underlying assets during 2002. The remaining other income category increased $4.0 million in 2002 compared to a decline of $7.7 million in 2001 primarily due to the sale of the credit card portfolio and merchant processing business in 2000.

In 2002, Old National realized net securities gains of $12.4 million compared to net securities gains of $4.8 million in 2001. During 2002 as interest rates fell and investment securities values rose, management restructured the portfolio using the gains to partially offset increases to the provision for loan losses and as an economic hedge for mortgage banking impairment losses incurred during the year. In addition, as part of its ongoing balance sheet and interest rate risk management process, certain investments were sold with the proceeds reinvested or used to reduce borrowings.

Table 4 below presents changes in the components of noninterest income for the years 2000 through 2002.

NONINTEREST INCOME (TABLE 4)

				% Change From Prior Year	
(dollars in thousands)	2002	2001	2000	2002	2001
Trust and asset management fees	**$ 24,387**	$ 20,681	$ 22,566	**17.9%**	(8.4)%
Service charges on deposit accounts	**41,988**	40,478	34,337	**3.7**	17.9
Mortgage banking revenue	**13,950**	9,893	2,588	**41.0**	282.3
Insurance premiums and commissions	**16,686**	13,296	11,502	**25.5**	15.6
Investment product fees	**8,983**	6,819	7,125	**31.7**	(4.3)
Bank-owned life insurance	**7,944**	5,349	4,350	**48.5**	23.0
Other income	**15,642**	11,681	19,364	**33.9**	(39.7)
Subtotal	**129,580**	108,197	101,832	**19.8**	6.3
Net securities gains (losses)	**12,444**	4,770	(119)	**N/M**	N/M
Gain on branch divestitures	**12,473**	–	–	**N/M**	N/M
Total noninterest income	**$154,497**	$112,967	$101,713	**36.8%**	11.1%
Noninterest income to total revenue[1]	**29.2%**	25.7%	26.0%		

[1]Ratio excludes gain on branch divestitures for 2002 and securities gains (losses) for all periods. Total revenue uses tax equivalent basis.
N/M = Not meaningful

Noninterest Expense

Old National strives to improve its efficiency through cost control efforts and technology advancements while still providing quality customer service. One key ratio used to evaluate performance is the efficiency ratio, with lower percentages representing positive trends. In 2002, increases in total revenue, primarily from noninterest income, exceeded increases in noninterest expense resulting in an improved efficiency ratio over previous years. Old National's efficiency ratio using operating earnings (noninterest expense divided by net interest income, tax equivalent, plus noninterest income) was 56.47% in 2002, 57.59% in 2001, and 58.29% in 2000.

Salaries and benefits, which comprised approximately 58% of total noninterest expense, grew 7.4% in 2002 and 6.1% in 2001. The acquisitions of FEG and TGI during the second half of 2002 added $4.0 million to salaries and benefits for the year. Direct compensation and incentives tied to financial results rose $10.5 million in 2002 and $3.0 million in 2001. Employee health insurance expense decreased $1.1 million in 2002 following an increase of $3.3 million in 2001 when Old National experienced high claims and costs.

Occupancy expense increased 3.6% in 2002 compared to a 9.9% increase in 2001. The lower increase in 2002 reflects the impacts of the branch sales and closings in certain markets. Marketing expense increased 36.0% in 2002 primarily related to a new marketing campaign used to better describe the broadening scope of financial services and markets being served by Old National. Processing expense increased 26.8% after a minimal change in 2001 reflecting costs associated with subcontracting the servicing functions of Old National's mortgage banking activities to an outside company during 2002. Communications and transportation expense increased 7.6% in 2002 and 6.6% in 2001. Higher courier, telephone, and dataline charges resulted from general increases and an additional 1.2% growth over prior year from acquisitions. Professional fees rose 20.8% in 2002 and 58.9% in 2001. The large increase in 2001 was due to one-time consulting expenses, especially to implement the new Privacy Act, and higher levels of legal expenses.

Goodwill amortization ceased in January 2002 in accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets." Intangible amortization increased 35.7% in 2002 due primarily to the acquisitions of FEG and TGI and 46.1% in 2001 due to the Permanent and insurance agency acquisitions. Other expense increased 1.7% in 2002 and increased 11.3% in 2001 or $3.0 million. The increase in 2001 was the result of increases in loan originations expense and overdraft write-offs.

Table 5 on the next page presents changes in the components of noninterest expense for the years 2000 through 2002.

NONINTEREST EXPENSE (TABLE 5)

(dollars in thousands)	2002	2001	2000	% Change From Prior Year 2002	% Change From Prior Year 2001
Salaries and employee benefits	**$148,450**	$138,210	$130,236	**7.4%**	6.1%
Occupancy	**16,154**	15,599	14,198	**3.6**	9.9
Equipment	**15,153**	16,206	17,378	**(6.5)**	(6.7)
Marketing	**11,026**	8,109	7,958	**36.0**	1.9
FDIC insurance premiums	**1,132**	1,222	1,255	**(7.4)**	(2.6)
Processing	**13,640**	10,757	10,698	**26.8**	0.6
Communications and transportation	**11,738**	10,907	10,236	**7.6**	6.6
Professional fees	**8,959**	7,415	4,666	**20.8**	58.9
Goodwill amortization	**–**	5,909	3,945	**(100.0)**	49.8
Core deposit-related and other intangible amortization	**1,174**	865	592	**35.7**	46.1
Other expense	**30,419**	29,910	26,872	**1.7**	11.3
Subtotal	**257,845**	245,109	228,034	**5.2**	7.5
Merger and restructuring costs	**–**	9,703	37,503	**N/M**	N/M
Total noninterest expense	**$257,845**	$254,812	$265,537	**1.2%**	(4.0)%

N/M = Not meaningful

Provision For Income Taxes

Old National records a provision for income taxes currently payable and for income taxes payable in the future which arise due to timing differences in the recognition of certain items for financial statement and income tax purposes. The major difference between the effective tax rate applied to Old National's financial statement income and the federal statutory rate is caused by interest on tax-exempt securities and loans. Old National's effective tax rate was 22.7% in 2002, 22.9% in 2001, and 19.1% in 2000. In 2001, tax-exempt income constituted a lower percentage of income, raising the effective tax rate slightly. See Note 10 to the consolidated financial statements for additional details on Old National's income tax provision.

Interim Financial Data

Table 6 below provides a detailed summary of quarterly results of operations for the years ended December 31, 2002 and 2001. These results contain all normal and recurring adjustments necessary for a fair and consistent presentation.

INTERIM FINANCIAL DATA (TABLE 6)

(unaudited, dollars and shares in thousands, except per share data)	Quarters Ended 2002 December 31	September 30	June 30	March 31	Quarters Ended 2001 December 31	September 30	June 30	March 31
Interest income	**$131,052**	**$136,277**	**$139,704**	**$140,350**	$147,172	$155,740	$161,479	$165,316
Interest expense	**61,001**	**64,710**	**66,350**	**65,893**	72,718	82,315	87,881	95,494
Net interest income	**70,051**	**71,567**	**73,354**	**74,457**	74,454	73,425	73,598	69,822
Provision for loan losses	**7,500**	**11,000**	**7,500**	**7,500**	11,300	7,400	6,000	4,000
Noninterest income	**40,354**	**52,512**	**31,124**	**30,507**	31,114	27,326	29,266	25,261
Noninterest expense	**69,307**	**66,729**	**60,545**	**61,264**	62,400	58,639	71,835	61,938
Income before income taxes	**33,598**	**46,350**	**36,433**	**36,200**	31,868	34,712	25,029	29,145
Income taxes	**6,869**	**11,521**	**7,920**	**8,339**	7,141	8,578	4,946	7,045
Net income	**$ 26,729**	**$ 34,829**	**$ 28,513**	**$ 27,861**	$ 24,727	$ 26,134	$ 20,083	$ 22,100
Net income per share:								
Basic	**$0.42**	**$0.55**	**$0.44**	**$0.43**	$0.38	$0.40	$0.31	$0.33
Diluted	**0.42**	**0.55**	**0.44**	**0.43**	0.38	0.40	0.31	0.33
Weighted average shares:								
Basic	**63,613**	**63,901**	**64,222**	**64,184**	64,395	64,815	65,692	66,098
Diluted	**63,679**	**64,075**	**64,383**	**64,281**	64,483	64,910	65,788	66,205

FINANCIAL CONDITION

Overview

Old National's assets at December 31, 2002, reached $9.6 billion, a 5.9% increase over the prior year-end. Investments rose $829.4 million while loans declined $363.2 million. Total liabilities grew $430.6 million over 2001. These results include the effects of the 2002 sales of eight branches which decreased total loans by $107.3 million and decreased total deposits by $202.9 million.

Investment Securities

Investment securities increased 36.9% over 2001 as loan growth remained slow during the year and securities continued to be a short-term alternative source of earning assets. As a result, investments reached 32.0% of total assets at December 31, 2002, up from 24.8% at December 31, 2001.

While it does not actively trade its investment securities, Old National has classified all securities as available-for-sale. Available-for-sale securities can be sold when market conditions are favorable or, if necessary, to provide funding for asset growth or deposit outflows. The investment portfolio has an average maturity of 3.10 years at December 31, 2002, compared to 4.25 years at December 31, 2001.

At December 31, 2002, Old National held investment securities issued by certain states and their political subdivisions with the following aggregate market value: $156.8 million by Indiana and $122.8 million by Illinois. There were no other concentrations of investment securities issued by an individual state and its political subdivisions that were greater than 10% of shareholders' equity.

Average yield on the investment securities portfolio is calculated on a tax equivalent basis. At year-end, average yields for the entire portfolio were 5.43% in 2002, 6.20% in 2001, and 7.13% in 2000. The yield decline during 2002 reflects the growth of the investment portfolio and reinvestment of investment portfolio cashflows during the year at lower interest rates.

Table 7 below presents the maturity distribution of the investment portfolio along with weighted average yields thereon.

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES (TABLE 7)

	December 31, 2002					December 31,	
(dollars in thousands)	Within 1 Year	1 - 5 Years	5 - 10 Years	Beyond 10 Years	Total	2001	2000
Fair Value							
U.S. Treasury	$ –	$ 5,364	$ –	$ –	$ 5,364	$ 5,300	$ 5,307
U.S. Government agencies and corporations	313,988	413,201	49,560	459	777,208	588,853	629,822
Mortgage-backed securities	377,359	1,066,044	37,234	749	1,481,386	938,708	481,354
States and political subdivisions	37,697	151,526	175,547	343,427	708,197	594,557	546,044
Other securities	12,535	10,877	421	81,810	105,643	120,967	149,036
Total	$741,579	$1,647,012	$262,762	$426,445	$3,077,798	$2,248,385	$1,811,563
Amortized Cost							
U.S. Treasury	$ –	$ 5,113	$ –	$ –	$ 5,113	$ 5,177	$ 5,270
U.S. Government agencies and corporations	311,402	405,082	48,287	459	765,230	586,265	629,216
Mortgage-backed securities	369,830	1,034,837	37,093	726	1,442,486	926,885	486,685
States and political subdivisions	37,142	143,962	165,261	329,706	676,071	585,100	538,295
Other securities	12,181	10,638	404	79,483	102,706	118,855	149,038
Total	$730,555	$1,599,632	$251,045	$410,374	$2,991,606	$2,222,282	$1,808,504
Weighted average yield, based on amortized cost (tax equivalent basis)	4.92%	5.02%	6.34%	7.36%	5.43%	6.20%	7.13%

Lending and Loan Administration

Old National's credit culture has always featured decision-making near the customer with corporate oversight. Community loan personnel have the authority to extend credit under guidelines established and administered by Old National's Credit Policy Committee. This committee, which meets quarterly, includes members from both the holding company and the bank. The committee monitors credit quality through its review of information such as delinquencies, problem loans, and charge-offs. The committee regularly reviews the loan policy to assure it remains appropriate for the current lending environment. Executive and credit committees at the local level provide additional knowledge, judgment, and experience to Old National's lending administration.

Old National maintains an independent loan review program. Its loan review system evaluates loan administration, credit quality, compliance with corporate loan standards, and the adequacy of the allowance for loan losses. This program includes periodic on-site visits as well as regular off-site reviews of problem loan reports, delinquencies, and charge-offs.

Old National lends to commercial customers in various industries including manufacturing, agribusiness, transportation, mining, wholesaling, and retailing. Old National's policy is to concentrate its lending activity in the geographic market areas it serves, primarily Indiana, Illinois, Kentucky, and Tennessee. Old National's consolidated loan portfolio is well diversified. As measured by the company, the only concentration of loans in any single industry exceeding 10% of its portfolio was in lessors of nonresidential buildings, which comprised 11.3% of total loans at December 31, 2002. Old National has minimal exposure to leveraged buyouts and no exposure in credits to foreign or lesser-developed countries.

Loans, excluding residential real estate, decreased 0.5% in 2002 after a 4.4% increase in 2001. Commercial loans decreased 2.7% in 2002, following an 8.5% increase in 2001. Commercial real estate activity showed minimal growth of 1.9% in 2002 and 2.1% growth in 2001. Consumer credit loans decreased 1.0% in 2002 after an increase of 2.3% in 2001. These results include the sales of eight branches during 2002 that decreased commercial and consumer loans by $79.4 million. Excluding the effects of the sales, commercial and consumer loans would have increased 1.2% in 2002.

Residential real estate loans continued to decline in 2002 with a 23.1% decrease after a 21.9% decrease in 2001. The decrease includes the sales of eight branches during 2002 that decreased residential real estate loans by $27.9 million, but is primarily due to the continued sales of new fixed-rate residential loans to Federal Home Loan Mortgage Corporation or Federal National Mortgage Association. The lower-rate environment in 2002 and 2001 further contributed to the residential loan decrease by raising loan refinancing activity, much of which Old National sold when it funded the new loans.

The loan portfolio is well diversified with 29.4% of the portfolio in commercial loans, 32.6% in commercial real estate, 19.7% in residential real estate, and 18.3% in consumer credit. Over the past five years commercial and commercial real estate loans have grown faster relative to the other categories. With much of the originations being sold, the residential real estate loan balances should continue to decrease in dollars and as a percentage of the portfolio.

Old National's commercial lending is primarily to small- to medium-sized businesses in various industries in its region. Commercial real estate loans are generally made to similar companies in Old National's geographic area. Over the years, these industries have been stable in Old National's market area and have provided opportunities for growth. A significant percentage of commercial loans is due within one year, reflecting the short-term nature of a large portion of these loans. Table 8 below presents the maturity distribution and rate sensitivity of commercial loans and an analysis of these loans that have predetermined and floating interest rates.

DISTRIBUTION OF LOAN MATURITIES AT DECEMBER 31, 2002 (TABLE 8)

(dollars in thousands)	Within 1 Year	1 - 5 Years	Beyond 5 Years	Total
Interest rates:				
Predetermined	$176,800	$370,325	$213,225	$ 760,350
Floating	634,432	229,627	71,938	935,997
Total	$811,232	$599,952	$285,163	$1,696,347

The significance of residential real estate loans, primarily 1-4 family properties, to the loan portfolio has declined since 1998. Higher levels of loan sales in 2002 and 2001 contributed to this trend. Old National's portfolio includes both adjustable-rate and fixed-rate loans. Consumer loans include automobile loans, personal and home equity loans and lines of credit, and student loans.

In the past four years commercial loans increased an average of 9.5% per year while commercial real estate grew 14.4%. Residential real estate loans declined 13.0% while consumer loans rose 7.1% over the same period. Table 9 below presents the composition of the loan portfolio for each of the last five years.

LOAN PORTFOLIO AT YEAR-END (TABLE 9)

(dollars in thousands)	2002	2001	2000	1999	1998	Four-Year Growth Rate
Commercial	$1,696,347	$1,742,937	$1,606,509	$1,338,255	$1,181,678	9.5%
Commercial real estate	1,883,303	1,848,945	1,810,805	1,306,312	1,100,825	14.4
Consumer credit	1,053,620	1,064,109	1,042,629	926,345	801,036	7.1
Total loans excluding residential real estate	4,633,270	4,655,991	4,459,943	3,570,912	3,083,539	10.7
Residential real estate	1,136,414	1,477,180	1,890,872	2,148,974	1,986,195	(13.0)
Subtotal	5,769,684	6,133,171	6,350,815	5,719,886	5,069,734	3.3%
Less: Unearned income	49	317	2,502	5,198	11,274	
Total loans	5,769,635	6,132,854	6,348,313	5,714,688	5,058,460	
Less: Allowance for loan losses	87,742	74,241	73,833	65,685	59,371	
Net loans	$5,681,893	$6,058,613	$6,274,480	$5,649,003	$4,999,089	
Composition Of Loan Portfolio By Type						
Commercial	29.4%	28.4%	25.3%	23.4%	23.4%	
Commercial real estate	32.6	30.1	28.5	22.9	21.8	
Residential real estate	19.7	24.1	29.8	37.6	39.3	
Consumer credit	18.3	17.4	16.4	16.1	15.5	

The adequacy of the allowance for loan losses is evaluated on a quarterly basis. This evaluation is based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio, and historical loss experience. Loans are charged-off when they are deemed uncollectible.

Charge-offs, net of recoveries, totaled $20.0 million in 2002, $28.3 million in 2001, and $23.9 million in 2000. Although net charge-offs have been concentrated primarily in commercial loans reflecting the slowdown of the economy, no single industry segment represented a significant share of total net charge-offs. Net charge-offs to average loans, which ranged from 0.17% to 0.45% for the last five years, was 0.34% at December 31, 2002.

Old National makes monthly provisions at levels deemed necessary to provide assurance that the allowance for loan losses is sufficient to absorb probable losses in the loan portfolio. For homogeneous loans, such as residential mortgage and consumer, provision levels are determined using historical loss factors. For non-homogeneous loans, management allocates specific losses to loans in the highest risk categories with provisions for the remainder of the portfolio using historical loss factors. In addition, provisions reflect other risks affecting the loan portfolio, such as economic conditions in the geographic area, specific industry financial conditions, and experience of lending staff. The provision for loan losses totaled $33.5 million in 2002, $28.7 million in 2001, and $29.8 million in 2000. The higher provision level in 2002 reflects the recognition of a slowdown in the pace of the current economic recovery in the geographical areas served by the company. Credit quality continues to be a significant variable in the earnings of the company. Old National does not see any indicators of improvement in near-term economic conditions, which would have a positive impact on the credit portfolio.

Table 10 below summarizes activity in the allowance for loan losses for the years 1998 through 2002, along with an allocation of the year-end balances and related statistics for the allowance and net charge-offs.

ALLOWANCE FOR LOAN LOSSES (TABLE 10)

(dollars in thousands)	2002	2001	2000	1999	1998
Balance, January 1	**$74,241**	$73,833	$65,685	$59,371	$55,567
Loans charged-off:					
Commercial	**12,374**	25,292	19,561	6,977	4,938
Commercial and residential real estate	**5,266**	1,399	1,500	1,524	1,312
Consumer credit	**9,936**	9,461	8,284	8,358	8,772
Total charge-offs	**27,576**	36,152	29,345	16,859	15,022
Recoveries on charged-off loans:					
Commercial	**3,390**	5,013	2,402	2,975	1,374
Commercial and residential real estate	**1,512**	165	510	443	376
Consumer credit	**2,675**	2,682	2,546	3,957	2,089
Total recoveries	**7,577**	7,860	5,458	7,375	3,839
Net charge-offs	**19,999**	28,292	23,887	9,484	11,183
Provision charged to expense	**33,500**	28,700	29,803	14,798	14,987
Acquired by acquisition	**—**	—	2,232	1,000	—
Balance, December 31	**$87,742**	$74,241	$73,833	$65,685	$59,371
Average loans for the year	**$5,878,263**	$6,280,995	$6,087,869	$5,425,148	$4,744,091
Allowance/year-end loans	**1.52%**	1.21%	1.16%	1.15%	1.17%
Allowance/average loans	**1.49**	1.18	1.21	1.21	1.25
Net charge-offs/average loans	**0.34**	0.45	0.39	0.17	0.24
Allocation at December 31					
Commercial	**$41,616**	$30,528	$30,372	$28,386	$26,277
Commercial and residential real estate	**38,996**	36,563	32,578	26,474	15,513
Consumer credit	**7,130**	7,150	10,883	10,825	17,581
Total	**$87,742**	$74,241	$73,833	$65,685	$59,371

Assets determined by the various evaluation processes to be under-performing receive special attention by Old National management. Under-performing assets consist of: 1) nonaccrual loans where the ultimate collectibility of interest or principal is uncertain; 2) loans which have been renegotiated in some manner including to provide for a reduction or deferral of interest or principal payments because the borrower's financial condition deteriorated; 3) loans with principal or interest past due ninety (90) days or more; and 4) foreclosed properties. Each month, problem loan reports are prepared and reviewed. These reports include loans that show indications of being unable to meet debt obligations in the normal course of business, carry other characteristics deemed by bank management to warrant special attention, or have been criticized by regulators in the examination process. In addition to the loans classified as under-performing, management closely monitors loans totaling $455.7 million at December 31, 2002, for the borrowers' ability to comply with present repayment terms. For these loans the existing conditions do not warrant either a partial charge-off or classification as nonaccrual. Management believes it has taken a prudent approach in its evaluation of under-performing credits and the loan portfolio in general, both in acknowledging the portfolio's general condition and in establishing the allowance for loan losses.

Interest income of approximately $14.2 million in 2002 and $9.0 million in 2001 would have been recorded on nonaccrual and restructured loans if such loans had been accruing interest throughout the year in accordance with their original terms. The amount of interest income actually recorded on nonaccrual and restructured loans was $3.8 million in 2002 and $4.5 million in 2001.

Under-performing assets as of year-end totaled $117.7 million in 2002 and $85.5 million in 2001. As a percent of total loans and foreclosed properties, under-performing assets at December 31 was 2.04% for 2002 and 1.39% for 2001. In 2002, the nonaccrual category of under-performing loans showed a significant increase reflecting the continuing weakness in the economy during 2002. At December 31, 2002, the allowance for loan losses to under-performing assets ratio stood at 75% compared to 87% in 2001 and 223% in 2000. The increase in nonaccrual loans was the major factor in this ratio's trend for 2002. Management believes it has appropriately identified and reserved for any loan loss associated with the increased level of nonaccrual loans at December 31, 2002. Management believes that future trends in nonaccrual loans will be influenced by the degree by which the economy strengthens in 2003. Renegotiated loans was the major factor in 2001.

Table 11 below presents the components of under-performing assets as of December 31 for the last five years.

UNDER-PERFORMING ASSETS (TABLE 11)

(dollars in thousands)	2002	2001	2000	1999	1998
Nonaccrual loans	**$100,287**	$37,894	$22,690	$19,286	$19,074
Renegotiated loans	**–**	25,871	227	450	458
Past due loans (90 days or more):					
Commercial	**3,589**	8,024	2,269	1,797	1,113
Commercial and residential real estate	**5,300**	2,946	2,795	2,462	5,802
Consumer	**627**	1,610	1,524	947	1,388
Total past due loans	**9,516**	12,580	6,588	5,206	8,303
Foreclosed properties	**7,916**	9,204	3,616	3,700	3,184
Total under-performing assets	**$117,719**	$85,549	$33,121	$28,642	$31,019
Under-performing assets/total loans and foreclosed properties	**2.04%**	1.39%	0.52%	0.50%	0.61%
Allowance for loan losses/under-performing assets	**74.54**	86.78	222.92	229.33	191.40

Deposits and Other Funding

Customer deposits include noninterest-bearing demand, regular savings and NOW accounts, money market accounts, and time deposits. Average deposits increased 0.2% in 2002 compared to 4.8% in 2001. The 2002 results include the effects of the sales of eight branches which decreased average deposits by $77.1 million. Including the effects of the sales during 2002, demand, NOW, and savings categories experienced deposit growth. Money market deposits declined 17.3% and time deposits decreased 6.4%.

Table 12 on the next page presents changes in the average balances of all funding sources for the years 2000 through 2002.

FUNDING SOURCES - AVERAGE BALANCES (TABLE 12)

(dollars in thousands)	2002	2001	2000	% Change From Prior Year 2002	% Change From Prior Year 2001
Demand deposits	**$ 712,308**	$ 664,347	$ 636,636	**7.2%**	4.4%
NOW deposits	**1,215,858**	930,120	820,067	**30.7**	13.4
Savings deposits	**462,633**	409,220	479,314	**13.1**	(14.6)
Money market deposits	**644,037**	778,366	712,215	**(17.3)**	9.3
Time deposits	**3,468,623**	3,706,416	3,542,215	**(6.4)**	4.6
Total deposits	**6,503,459**	6,488,469	6,190,447	**0.2**	4.8
Short-term borrowings	**688,958**	583,035	708,840	**18.2**	(17.7)
Other borrowings	**1,283,225**	1,062,377	878,262	**20.8**	21.0
Total funding sources	**$8,475,642**	$8,133,881	$7,777,549	**4.2%**	4.6%

Table 13 below presents a maturity distribution for certificates of deposit with denominations of $100,000 and over.

CERTIFICATES OF DEPOSIT, $100,000 AND OVER (TABLE 13)

(dollars in thousands)	Year-End Balance	Maturity Distribution 1-90 Days	91-180 Days	181-365 Days	Beyond 1 Year
2002	**$887,366**	**$507,218**	**$115,535**	**$53,242**	**$211,371**
2001	984,632	443,084	256,004	78,771	206,773
2000	845,637	431,275	253,691	76,107	84,564

Borrowings

Short-term borrowings include Federal funds purchased that are typically overnight borrowings from other financial institutions, securities sold under agreements to repurchase that generally mature within 30 days and are from Old National customers, and borrowings under U.S. Treasury demand notes. Collectively, the average short-term borrowings increased $105.9 million in 2002, offsetting a reduction in brokered certificates of deposit and taking advantage of a favorable short-term interest rate environment, after a decline of $125.8 million in 2001 due to deposit and other borrowings growth.

Other borrowings include longer term funding and include securities sold under agreements to repurchase, advances from the Federal Home Loan Bank, medium-term notes, senior and subordinated bank notes, and trust preferred securities. See Notes 8 and 9 to the consolidated financial statements for additional details on Old National's financing activities.

Capital Resources

Shareholders' equity totaled $740.7 million or 7.7% of total assets at December 31, 2002, and $639.2 million or 7.0% of total assets at December 31, 2001. Old National paid cash dividends of $0.69 per share in 2002 (restated for the 5% stock dividend paid in January 2003), which totaled $43.9 million.

During the year, Old National purchased shares of its stock in the open market under an ongoing repurchase program. Shares repurchased reduced shareholders' equity by $31.6 million in 2002 and $54.7 million in 2001. Shares reissued for stock options and stock purchase plans added $6.4 million to shareholders' equity in 2002 and $2.1 million in 2001. Stock issued for purchase merger transactions totaled $15.4 million in 2002.

The accumulated other comprehensive income component of equity is comprised of unrealized security gains (losses) and derivative gains on cash flow hedges, net of tax. As rates fell in 2001, the accumulated other comprehensive income generated a gain of $14.5 million. As rates continued to fall in 2002, the accumulated other comprehensive income reached $51.8 million at year-end.

Old National and the banking industry are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can elicit certain mandatory actions by regulators that, if undertaken, could have a direct material effect on Old National's financial statements. Capital adequacy in the banking industry is evaluated primarily by the use of ratios that measure capital against assets and certain off-balance sheet items. Certain ratios weight these assets based on risk characteristics according to regulatory accounting practices. At December 31, 2002, Old National and its bank subsidiary exceeded the regulatory minimums and met the regulatory definition of well-capitalized. Capital ratios for Old National and its significant bank subsidiary and the regulatory guidelines are presented in Table 14 on the next page.

CAPITAL STRUCTURE AND REGULATORY GUIDELINES (TABLE 14)

(dollars in thousands)	December 31, 2002	2001	2000	Regulatory Guidelines Minimum	Well-Capitalized
OLD NATIONAL BANCORP					
Tier 1 Capital					
Shareholders' equity[1]	**$688,887**	$624,703	$624,387		
Plus: guaranteed preferred beneficial interests in subordinated debentures	**150,000**	50,000	50,000		
Less: intangibles	**(138,826)**	(88,066)	(93,337)		
Tier 1 capital	**700,061**	586,637	581,050		
Tier 2 Capital					
Subordinated debt	**150,000**	150,000	–		
Qualifying allowance for loan losses	**78,787**	74,241	73,833		
Total capital	**$928,848**	$810,878	$654,883		
Risk-adjusted assets	**$6,295,624**	$6,320,415	$6,291,155		
Tier 1 capital to risk-adjusted assets	**11.12%**	9.28%	9.24%	4.00%	N/A
Total capital to risk-adjusted assets	**14.75**	12.83	10.41	8.00	N/A
Tier 1 capital to quarterly average assets (leverage ratio)	**7.53**	6.58	6.68	4.00	N/A
OLD NATIONAL BANK					
Tier 1 Capital					
Shareholders' equity[1]	**$689,116**	$657,333	$679,691		
Less: intangibles	**(70,751)**	(81,739)	(75,072)		
Tier 1 capital	**618,365**	575,594	604,619		
Tier 2 Capital					
Subordinated debt	**150,000**	150,000	–		
Qualifying allowance for loan losses	**77,378**	73,298	71,159		
Total capital	**$845,743**	$798,892	$675,778		
Risk-adjusted assets	**$6,184,008**	$6,272,139	$6,263,810		
Tier 1 capital to risk-adjusted assets	**10.00%**	9.18%	9.65%	4.00%	6.00%
Total capital to risk-adjusted assets	**13.68**	12.74	10.79	8.00	10.00
Tier 1 capital to quarterly average assets (leverage ratio)	**6.71**	6.47	6.94	3.00	5.00

[1]Excludes other comprehensive income
N/A = Not applicable

The following table presents Old National's significant fixed and determinable contractual obligations and significant commitments at December 31, 2002. Further discussion of each obligation or commitment is included in the referenced note to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES, AND OFF-BALANCE SHEET ARRANGEMENTS (TABLE 15)

(dollars in thousands)	Note Reference	Payments Due In: One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without stated maturity		**$3,208,295**	**$ –**	**$ –**	**$ –**	**$3,208,295**
Consumer and brokered certificates of deposit		**1,068,529**	**1,749,503**	**239,757**	**173,196**	**3,230,985**
Short-term borrowings	8	**918,349**	**–**	**–**	**–**	**918,349**
Guaranteed preferred beneficial interests in subordinated debentures	9	**–**	**–**	**–**	**150,000**	**150,000**
Other borrowings	9	**184,230**	**401,753**	**182,442**	**479,432**	**1,247,857**
Operating leases	15	**5,160**	**5,202**	**3,661**	**9,085**	**23,108**
Commitments to extend credit	13	**1,178,387**	**–**	**–**	**–**	**1,178,387**
Letters of credit	13	**132,393**	**–**	**–**	**–**	**132,393**

REPORT OF MANAGEMENT

Management's Responsibility For The Financial Statements

Management is responsible for the preparation of the financial statements and related financial information appearing in this annual report. The financial statements and notes have been prepared in conformity with generally accepted accounting principles and include some amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances. Financial information throughout this annual report is consistent with that in the financial statements.

System Of Internal Accounting Controls

Management maintains a system of internal accounting controls which is believed to provide, in all material respects, reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and recorded, and the financial records are reliable for preparing financial statements and maintaining accountability for assets. In addition, Old National has a corporate code of conduct under which employees are to maintain high levels of ethical business standards. All systems of internal accounting controls are based on management's judgment that the cost of controls should not exceed the benefits to be achieved and that no system can provide absolute assurance that control objectives are achieved. Management believes Old National's system provides the appropriate balance between costs of controls and the related benefits.

In order to monitor compliance with this system of controls, Old National maintains an extensive internal audit program. Internal audit reports are issued to appropriate officers and significant audit exceptions, if any, are reviewed with management and the Audit Committee of the Board of Directors.

Audit Committee Of The Boards

The Board of Directors, through an Audit Committee comprised solely of outside directors, oversees management's discharge of its financial reporting responsibilities. The Audit Committee meets regularly with Old National's independent public accountants, PricewaterhouseCoopers LLP, and the managers of internal auditing and loan review. During these meetings, the committee has the opportunity to meet privately with the independent public accountants as well as with internal audit and loan review personnel to review accounting, auditing, loan, and financial reporting matters. The appointment of the independent public accountants is made by the Board of Directors upon the recommendation of the Audit Committee.

Independent Accountants

The financial statements in this annual report have been audited by PricewaterhouseCoopers LLP, for the purpose of determining that the financial statements are presented fairly in all material respects. PricewaterhouseCoopers LLP's report on the financial statements appears on this page. Their audit included a consideration of Old National's system of internal accounting controls, for the purpose of setting the scope and timing of their auditing procedures.

REPORT OF INDEPENDENT ACCOUNTANTS

To The Shareholders And Board Of Directors Of Old National Bancorp:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Old National Bancorp and affiliates (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
January 22, 2003

CONSOLIDATED BALANCE SHEET

(dollars and shares in thousands)	December 31, 2002	2001
Assets		
Cash and due from banks	$ 223,007	$ 224,663
Money market investments	13,219	71,703
Total cash and cash equivalents	236,226	296,366
Investment securities - available-for-sale, at fair value	3,077,798	2,248,385
Loans, net of unearned income	5,769,635	6,132,854
Allowance for loan losses	(87,742)	(74,241)
Net loans	5,681,893	6,058,613
Premises and equipment, net	134,914	120,873
Accrued interest receivable	59,101	64,705
Goodwill	110,648	82,772
Core deposit-related and other intangible assets	27,042	4,412
Mortgage servicing rights	11,367	8,820
Other assets	273,567	195,527
Total assets	$9,612,556	$9,080,473
Liabilities		
Deposits:		
Noninterest-bearing demand	$ 778,429	$ 733,814
Interest-bearing:		
NOW	1,365,821	1,076,159
Savings	475,434	417,511
Money market	588,611	712,491
Time	3,230,985	3,676,465
Total deposits	6,439,280	6,616,440
Short-term borrowings	918,349	602,312
Accrued expenses and other liabilities	116,360	89,440
Guaranteed preferred beneficial interests in subordinated debentures	150,000	50,000
Other borrowings	1,247,857	1,083,046
Total liabilities	8,871,846	8,441,238
Commitments and contingencies (Note 15)		
Shareholders' Equity		
Preferred stock, 2,000 shares authorized, no shares issued or outstanding	–	–
Common stock, $1 stated value, 150,000 shares authorized, 63,856 and 61,174 shares issued and outstanding, respectively	63,856	61,174
Capital surplus	528,379	472,467
Retained earnings	96,652	91,062
Accumulated other comprehensive income, net of tax	51,823	14,532
Total shareholders' equity	740,710	639,235
Total liabilities and shareholders' equity	$9,612,556	$9,080,473

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF INCOME

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2002	2001	2000
Interest Income			
Loans including fees:			
Taxable	**$391,412**	$495,138	$508,886
Nontaxable	**17,578**	16,231	12,606
Investment securities:			
Taxable	**107,268**	89,867	88,009
Nontaxable	**30,742**	27,666	27,155
Money market investments	**383**	805	1,619
Total interest income	**547,383**	629,707	638,275
Interest Expense			
Deposits	**186,560**	253,614	267,612
Short-term borrowings	**10,971**	21,862	42,446
Other borrowings	**60,423**	62,932	58,346
Total interest expense	**257,954**	338,408	368,404
Net interest income	**289,429**	291,299	269,871
Provision for loan losses	**33,500**	28,700	29,803
Net interest income after provision for loan losses	**255,929**	262,599	240,068
Noninterest Income			
Trust and asset management fees	**24,387**	20,681	22,566
Service charges on deposit accounts	**41,988**	40,478	34,337
Mortgage banking revenue	**13,950**	9,893	2,588
Insurance premiums and commissions	**16,686**	13,296	11,502
Investment product fees	**8,983**	6,819	7,125
Bank-owned life insurance	**7,944**	5,349	4,350
Net securities gains (losses)	**12,444**	4,770	(119)
Gain on branch divestitures	**12,473**	–	–
Other income	**15,642**	11,681	19,364
Total noninterest income	**154,497**	112,967	101,713
Noninterest Expense			
Salaries and employee benefits	**148,450**	138,210	130,236
Occupancy	**16,154**	15,599	14,198
Equipment	**15,153**	16,206	17,378
Marketing	**11,026**	8,109	7,958
FDIC insurance premiums	**1,132**	1,222	1,255
Processing	**13,640**	10,757	10,698
Communication and transportation	**11,738**	10,907	10,236
Professional fees	**8,959**	7,415	4,666
Goodwill amortization	**–**	5,909	3,945
Core deposit-related and other intangible amortization	**1,174**	865	592
Other expense	**30,419**	29,910	26,872
Merger and restructuring costs	**–**	9,703	37,503
Total noninterest expense	**257,845**	254,812	265,537
Income before income taxes	**152,581**	120,754	76,244
Income taxes	**34,649**	27,710	14,548
Net Income	**$117,932**	$ 93,044	$ 61,696
Net Income Per Common Share			
Basic	**$1.84**	$1.42	$0.94
Diluted	**1.84**	1.42	0.94
Weighted Average Number Of Common Shares Outstanding			
Basic	**63,978**	65,244	65,732
Diluted	**64,103**	65,341	66,371

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars and shares in thousands)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity	Comprehensive Income
Balance, December 31, 1999	56,518	$56,518	$395,414	$162,384	$(29,321)	$584,995	
Net income	–	–	–	61,696	–	61,696	$ 61,696
Unrealized net securities gains, net of $20,468 tax	–	–	–	–	31,203	31,203	31,203
Reclassification adjustment for gains included in net income, net of $47 tax	–	–	–	–	72	72	72
Stock issued for acquisitions	3,412	3,412	87,399	–	–	90,811	
Cash dividends	–	–	–	(38,768)	–	(38,768)	
5% stock dividend	2,872	2,872	75,631	(78,503)	–	–	
Stock repurchased	(4,336)	(4,336)	(127,572)	–	–	(131,908)	
Stock reissued under dividend reinvestment, stock options, and stock purchase plans	811	811	14,770	–	–	15,581	
Stock reissued due to conversion of subordinated debentures	1,034	1,034	11,625	–	–	12,659	
Balance, December 31, 2000	60,311	60,311	457,267	106,809	1,954	626,341	$ 92,971
Net income	–	–	–	93,044	–	93,044	$ 93,044
Unrealized net securities gains, net of $10,573 tax	–	–	–	–	17,241	17,241	17,241
Reclassification adjustment for gains included in net income, net of $(1,813) tax	–	–	–	–	(2,957)	(2,957)	(2,957)
Net unrealized derivative losses on cash flow hedges, net of $(1,069) tax	–	–	–	–	(1,706)	(1,706)	(1,706)
Cash dividends	–	–	–	(40,131)	–	(40,131)	
5% stock dividend	2,913	2,913	65,747	(68,660)	–	–	
Stock repurchased	(2,131)	(2,131)	(52,592)	–	–	(54,723)	
Stock reissued under dividend reinvestment, stock options, and stock purchase plans	81	81	2,045	–	–	2,126	
Balance, December 31, 2001	**61,174**	**61,174**	**472,467**	**91,062**	**14,532**	**639,235**	**$105,622**
Net income	**–**	**–**	**–**	**117,932**	**–**	**117,932**	**$117,932**
Unrealized net securities gains, net of $28,458 tax	**–**	**–**	**–**	**–**	**44,075**	**44,075**	**44,075**
Reclassification adjustment for gains included in net income, net of $(4,882) tax	**–**	**–**	**–**	**–**	**(7,562)**	**(7,562)**	**(7,562)**
Net unrealized derivative gain on cash flow hedge, net of $389 tax	**–**	**–**	**–**	**–**	**603**	**603**	**603**
Reclassification adjustment on cash flow hedge, net of $113 tax	**–**	**–**	**–**	**–**	**175**	**175**	**175**
Stock issued for acquisition	**656**	**656**	**14,717**	**–**	**–**	**15,373**	
Cash dividends	**–**	**–**	**–**	**(43,926)**	**–**	**(43,926)**	
5% stock dividend	**3,040**	**3,040**	**65,376**	**(68,416)**	**–**	**–**	
Stock repurchased	**(1,302)**	**(1,302)**	**(30,250)**	**–**	**–**	**(31,552)**	
Stock reissued under stock option and stock purchase plans	**288**	**288**	**6,069**	**–**	**–**	**6,357**	
Balance, December 31, 2002	**63,856**	**$63,856**	**$528,379**	**$ 96,652**	**$ 51,823**	**$740,710**	**$155,223**

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)	Years Ended December 31, 2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 117,932	$ 93,044	$ 61,696
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	12,401	13,513	13,746
Amortization of goodwill	–	5,909	3,945
Amortization of core deposit-related and other intangible assets	1,174	865	592
Net premium amortization on investment securities	7,074	1,242	(2,098)
Provision for loan losses	33,500	28,700	29,803
Net securities (gains) losses	(12,444)	(4,770)	15,396
Gain on branch divestitures	(12,473)	–	–
(Gains) losses on sale of other assets	(2,273)	(102)	6,452
Residential real estate loans originated for sale	(827,057)	(751,164)	(332,855)
Proceeds from sale of mortgage loans	831,509	752,193	324,988
Increase in interest receivable	(5,740)	(6,785)	(10,048)
(Increase) decrease in other assets	(63,689)	(23,233)	12,768
Decrease in accrued expenses and other liabilities	(10,167)	(2,741)	(19,977)
Total adjustments	(48,185)	13,627	42,712
Net cash flows provided by operating activities	69,747	106,671	104,408
Cash Flows From Investing Activities			
Cash and cash equivalents of subsidiaries acquired	–	–	13,397
Purchases of investment securities available-for-sale	(2,339,004)	(1,558,133)	(758,464)
Proceeds from maturities, prepayments and calls of investment securities available-for-sale	812,993	819,282	285,045
Proceeds from sales of investments securities available-for-sale	762,066	328,601	636,706
Purchases of subsidiaries, net of cash acquired	(30,115)	–	–
Payments related to branch divestitures	(82,160)	–	–
Net principal collected from (loans made to) customers	239,471	186,099	(339,608)
Proceeds from sale of premises and equipment	2,305	1,448	4,561
Purchases of premises and equipment	(32,223)	(4,968)	(27,060)
Net cash flows used in investing activities	(666,667)	(227,671)	(185,423)
Cash Flows From Financing Activities			
Net increase (decrease) in deposits, short-term and other borrowings:			
Noninterest-bearing demand deposits	58,740	22,401	63,081
Savings, NOW and money market deposits	292,520	124,647	(30,930)
Time deposits	(326,207)	(115,004)	270,005
Short-term borrowings	316,037	42,489	(119,636)
Other borrowings	128,911	70,912	5,298
Net payments on medium-term notes	(24,100)	(1,500)	(12,500)
Proceeds from issuance of senior unsecured bank notes	60,000	–	–
Proceeds from issuance of subordinated bank notes	–	150,000	–
Proceeds from guaranteed preferred beneficial interests in subordinated debentures	100,000	–	50,000
Cash dividends paid	(43,926)	(40,131)	(38,768)
Common stock repurchased	(31,552)	(54,723)	(131,908)
Common stock reissued, net of shares used to convert subordinated debentures	6,357	2,126	15,581
Net cash flows provided by financing activities	536,780	201,217	70,223
Net increase (decrease) in cash and cash equivalents	(60,140)	80,217	(10,792)
Cash and cash equivalents at beginning of period	296,366	216,149	226,941
Cash and cash equivalents at end of period	$ 236,226	$ 296,366	$ 216,149

The accompanying notes to consolidated financial statements are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Presentation

The accompanying consolidated financial statements include the accounts of Old National Bancorp and its wholly-owned affiliates ("Old National") and have been prepared in conformity with generally accepted accounting principles and prevailing practices within the banking industry. Such principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All significant intercompany transactions and balances have been eliminated. The statements have been restated to reflect mergers accounted for by the pooling-of-interests method of accounting. A summary of the more significant accounting and reporting policies used in preparing the statements is presented below.

Nature Of Operations

Old National, a financial holding company headquartered in Evansville, Indiana, operates in Indiana, Illinois, Kentucky, Tennessee, Ohio, and Missouri. Through its bank and non-bank affiliates, Old National provides to its customers an array of financial services including loan, deposit, trust and asset management, investment, and insurance products.

Investment Securities

Old National has classified all investment securities as available-for-sale. Accordingly, these securities are recorded at fair value with the unrealized gains and losses, net of tax effect, recorded as a separate component of shareholders' equity. Realized gains and losses affect income and the prior fair value adjustments are reclassed.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Loans

Loans are stated at the principal amount outstanding. Interest income is accrued on the principal balances of loans outstanding, except on discounted loans, which are recognized using other methods that generally approximate the interest method. A loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collection of principal or interest. Interest accrued during the current year on such loans is reversed against earnings. Interest accrued in the prior year, if any, is charged to the allowance for loan losses.

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. As an element of managing interest rate risk exposure, Old National pre-sells residential mortgage loans to third parties. Loans held for sale were approximately $91.8 million at December 31, 2002, and $28.1 million at December 31, 2001.

Allowance For Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio, and historical loss experience. The allowance is increased through a provision charged to operating expense. Loans deemed to be uncollectible are charged to the allowance. Recoveries of loans previously charged-off are added to the allowance.

A loan is considered impaired when it is probable that contractual interest and principal payments will not be collected either for the amounts or by the dates as scheduled in the loan agreement. Old National's policy for recognizing income on impaired loans is to accrue interest unless a loan is placed on nonaccrual status.

Premises And Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets, principally on the straight-line method. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Goodwill And Other Intangible Assets

The excess of the cost of acquired entities over the fair value of identifiable assets acquired less liabilities assumed is recorded as goodwill. Amortization on goodwill and indefinite-lived assets are no longer recorded as a result of Old National's adoption of Statement of Financial Accounting Standard ("SFAS") No. 142 as described further in this footnote. Other intangible assets are amortized, on a straight-line basis, over periods ranging from 4 to 40 years. The recoverability of goodwill and other intangible assets and their carrying value and useful lives are periodically evaluated.

Mortgage Servicing Assets

Servicing assets are recognized as separate assets when loans are sold with servicing retained. Capitalized servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are valued based upon the estimated fair value of the rights. Value is determined by stratifying rights by predominant characteristics, such as interest rates and terms, and using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Negative adjustments to the value (referred to as impairment), if any, are recognized through a valuation allowance by charges against mortgage servicing income.

Financial Instruments

Old National designates its derivatives based upon criteria established by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. For a derivative designated as a fair value hedge, the derivative is recorded at fair value on the consolidated balance sheet. The change in fair value of the derivative and hedged item (related to the hedged risk) is recorded in current earnings. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Old National assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. The ineffective portion of the gain or loss is reported in earnings immediately. No hedge ineffectiveness was recognized in 2002.

Old National uses interest rate contracts such as interest swaps to manage its interest rate risk. These contracts are designated as hedges of specific assets and liabilities. The net interest receivable or payable on swaps is accrued and recognized as an adjustment to the interest income or expense of the hedged asset or liability. The premium paid for an interest rate cap is included in the basis of the hedged item and is amortized as an adjustment to the interest income or expense on the related asset or liability.

In the ordinary course of business, Old National's affiliate bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Foreclosed Real Estate

Other assets include real estate properties acquired as a result of foreclosure and are valued at the lower of the recorded investment in the related loan or fair value of the property less estimated cost to sell. The recorded investment is the sum of the outstanding principal loan balance, any accrued interest which has not been received, and acquisition cost associated with the loan. Any excess recorded investment over the fair value of the property received is charged to the allowance for loan losses. Any subsequent write-downs are charged to expense, as are the costs of operating the properties. Such costs are not material to Old National's results of operation.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each year, adjusted to reflect all stock dividends (Note 12) and all mergers accounted for as poolings-of-interests as if they had occurred at the beginning of the earliest year presented. Diluted net income per share is computed as above and assumes the conversion of outstanding subordinated debentures and stock options. The following table reconciles basic and diluted earnings per share ("EPS") for the years ended 2002, 2001, and 2000.

EARNINGS PER SHARE RECONCILIATION

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2002			2001			2000		
	Income	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
Basic EPS									
Income from operations	$117,932	63,978	$1.84	$93,044	65,244	$1.42	$61,696	65,732	$0.94
Effect Of Dilutive Securities									
Stock options	–	125		–	97		–	223	
8% convertible debentures	–	–		–	–		130	416	
Diluted EPS									
Income from operations and assumed conversions	$117,932	64,103	$1.84	$93,044	65,341	$1.42	$61,826	66,371	$0.94

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Statement Of Cash Flows Data

For the purpose of presentation in the accompanying consolidated statement of cash flows, cash and cash equivalents are defined as cash, due from banks, and money market investments, which have maturities less than 90 days. Cash paid during the years ended December 31, 2002, 2001, and 2000, for interest was $261.2 million (net of capitalized interest of $0.3 million), $353.0 million, and $363.8 million, respectively. Total income tax payments during 2002, 2001, and 2000, were $33.0 million, $34.7 million, and $26.4 million, respectively.

Impact Of Accounting Changes

In November 2002, Financial Accounting Standards Board ("FASB") Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of FIN 45, including, among others, residual value guarantees under capital lease arrangements, commercial letters of credit, and loan commitments. The disclosure requirements of FIN 45 are effective as of December 31, 2002. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The impact of FIN 45 is not expected to have a material impact on results of operations, financial position, or liquidity.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based compensation under APB Opinion No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects.

Old National applies Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation costs have been recognized. Had compensation cost for Old National's stock option plan been recorded based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, net income and net income per share would have been adjusted to the proforma amounts indicated below:

(dollars in thousands, except per share data)	2002	2001
Net income:		
As reported	**$117,932**	$93,044
Proforma	**114,940**	89,954
Net income per share:		
As reported – basic	**$1.84**	$1.42
Proforma – basic	**1.80**	1.38

For additional information see Note 11.

Effective January 1, 2001, Old National adopted the provisions of SFAS No. 133, as amended by SFAS No. 138. This Statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Effective April 1, 2001, Old National adopted the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" that replaced SFAS No. 125.

The adoption of both SFAS No. 133, as amended, and SFAS No. 140 did not have a material impact on Old National's financial condition and its results of operations.

In June 2001, FASB issued SFAS No. 141, "Business Combinations." The Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combination." It requires all business combinations within the scope of the Statement to be accounted for using one method, the purchase method. It establishes criteria for the initial recognition of intangible assets acquired in a business combination. The provisions of the Statement apply to all business combinations initiated after June 30, 2001, and to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." Under this Statement, goodwill and other intangible assets that have indefinite useful lives will not be subject to amortization. The Statement is effective for fiscal years beginning after December 15, 2001. Certain provisions of the Statement are effective for goodwill and other acquired intangible assets for which the acquisition date is after June 30, 2001.

Old National adopted SFAS No. 141 and SFAS No. 142 effective January 1, 2002. As of the date of adoption, Old National had unamortized goodwill in the amount of $82.8 million, and unamortized identifiable intangible assets in the amount of $4.4 million, all of which were subject to the transition provisions of SFAS No. 141 and 142. As part of the adoption, Old National performed a transitional impairment test on its goodwill assets, which indicated no impairment charge was required. As of the date of transition, Old National had no indefinite-lived intangible assets recorded in its consolidated balance sheet. In addition, no material reclassifications or adjustments to the useful lives of definite-lived intangible assets were made as a result of adopting the new guidance. The following table is a reconciliation of net income and earnings per share had goodwill amortization been excluded for the years ended December 31, 2001 and 2000.

IMPACT OF ACCOUNTING CHANGE FOR GOODWILL

(dollars in thousands, except per share data)	2001 Net Income	2001 Earnings Per Share	2000 Net Income	2000 Earnings Per Share
Basic earnings per common share computation:				
Reported net income	$93,044	$1.42	$61,696	$0.94
Add back goodwill amortization	5,417	0.08	3,607	0.05
Adjusted net income/Earnings per share	$98,461	$1.50	$65,303	$0.99
Diluted earnings per common share computation:				
Reported net income	$93,044	$1.42	$61,696	$0.94
Add back goodwill amortization	5,417	0.08	3,607	0.05
Adjusted net income/Earnings per share	$98,461	$1.50	$65,303	$0.99

Refer to Note 6 for additional information regarding goodwill and intangible assets.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 2002 presentation. Such reclassifications had no effect on net income.

NOTE 2 – ACQUISITION AND DIVESTITURE ACTIVITY

Completed Mergers

On July 1, 2002, Old National completed the purchase of Fund Evaluation Group, Inc. ("FEG"), a Cincinnati, Ohio-based investment consulting firm. This cash transaction was accounted for as a purchase in accordance with SFAS No. 141. Definite-lived intangible assets of $9.0 million were recorded from this purchase, which are being amortized over ranges of 4 to 40 years. An indefinite-lived intangible asset of $2.8 million was also recorded. In addition, goodwill of $12.6 million was recorded from the acquisition. As of June 30, 2002, FEG's unaudited financial statements reflected $3.0 million in total assets and total revenue of $5.1 million for the six months then ended.

On December 1, 2002, Old National completed the purchase of Terrill Group, Inc. ("TGI"), an insurance agency located in St. Louis, Missouri. The transaction was accounted for as a purchase in accordance with SFAS No. 141. Old National issued 656,180 common shares as a part of the transaction. Definite-lived intangible assets of $11.2 million were recorded and are being amortized from 21 to 24 years. Goodwill of $15.5 million was also recorded. As of November 30, 2002, TGI's unaudited financial statements reflected $10.0 million in total assets and total revenue of $14.7 million for the eleven months then ended.

On March 1, 2000, Old National and Heritage Financial Services, Inc. ("Heritage") of Clarksville, Tennessee, consummated a merger in which Old National issued 2,191,322 common shares in exchange for all of the outstanding common shares of Heritage. The transaction was accounted for as a pooling-of-interests. Net income for Heritage prior to merger included in the 2000 financial statements for the period ended March 1, 2000 was $509 thousand.

On March 10, 2000, Old National and ANB Corporation ("ANB") of Muncie, Indiana, consummated a merger in which Old National issued 7,316,153 common shares in exchange for all of the outstanding common shares of ANB. The transaction was accounted for as a pooling-of-interests. Net income for ANB prior to merger included in the 2000 financial statements for the period ended March 10, 2000 was $1.3 million.

On July 27, 2000, Old National and Permanent Bancorp ("Permanent") of Evansville, Indiana, consummated a merger in which Old National issued 3,301,047 common shares in exchange for all of the outstanding common shares of Permanent. The transaction was accounted for as a purchase. Intangible assets of $61.8 million were recorded from this purchase and are being amortized no longer than 20 years. As part of the regulatory approval process for the transaction, the Department of Justice required two Permanent branches in Evansville to be sold to another banking company. These two branches had total deposits of approximately $41 million and were divested on November 17, 2000.

Branch Divestitures

During the third quarter of 2002, Old National finalized the sales of eight branches resulting in a pre-tax gain totaling $12.5 million.

NOTE 3 - INVESTMENT SECURITIES

The following tables summarize the amortized cost and fair value of the available-for-sale investment securities portfolio at December 31, 2002 and 2001, and the corresponding amounts of unrealized gains and losses therein (dollars in thousands):

Available-for-Sale	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2002				
U.S. Treasury	$ 5,113	$ 251	$ –	$ 5,364
U.S. Government agencies and corporations	765,230	11,978	–	777,208
Mortgage-backed securities	1,442,486	39,000	(100)	1,481,386
States and political subdivisions	676,071	32,734	(608)	708,197
Other securities	102,706	3,022	(85)	105,643
Total	$2,991,606	$86,985	$(793)	$3,077,798
2001				
U.S. Treasury	$ 5,177	$ 123	$ –	$ 5,300
U.S. Government agencies and corporations	586,265	7,528	(4,940)	588,853
Mortgage-backed securities	926,885	13,482	(1,659)	938,708
States and political subdivisions	585,100	11,651	(2,194)	594,557
Other securities	118,855	2,211	(99)	120,967
Total	$2,222,282	$34,995	$(8,892)	$2,248,385

Proceeds from sales of investment securities available-for-sale were $762.1 million in 2002, $328.6 million in 2001, and $636.7 million in 2000. In 2002, realized gains were $12.7 million and losses were $0.3 million. In 2001, realized gains were $4.8 million. In 2000, realized gains were $0.1 million and losses were $15.5 million, of which $15.3 million related to restructuring. At December 31, investment securities were pledged to secure public and other funds with a carrying value of $1.489 billion in 2002 and $1.131 billion in 2001.

The amortized cost and fair value of the investment securities portfolio at December 31, 2002 and 2001, are shown below by expected maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

(dollars in thousands)	2002		2001	
Maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 730,555	$ 741,579	$ 434,579	$ 440,913
One to five years	1,599,632	1,647,012	1,156,567	1,171,245
Five to ten years	251,045	262,762	370,678	374,856
Beyond ten years	410,374	426,445	260,458	261,371
Total	$2,991,606	$3,077,798	$2,222,282	$2,248,385

NOTE 4 - LOANS

The composition of loans at December 31, 2002 and 2001, by lending classification was as follows (dollars in thousands):

	2002	2001
Commercial	$1,696,347	$1,742,937
Commercial real estate	1,883,303	1,848,945
Residential real estate	1,136,414	1,477,180
Consumer credit, net of unearned	1,053,571	1,063,792
Total loans	$5,769,635	$6,132,854

Through its affiliates, Old National makes loans to customers in various industries including manufacturing, agribusiness, transportation, mining, wholesaling, and retailing. Old National predominately serves in the geographic market areas of Indiana, Illinois, Kentucky, and Tennessee. The loan portfolio is diversified with the only industry exceeding 10% of total loans being lessors of nonresidential buildings, which comprise 11.3%.

Executive officers and directors of Old National and significant subsidiaries and their related interests are loan customers of Old National's affiliate bank in the normal course of business. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and involve no unusual risk of collectibility. An analysis of the 2002 activity of these loans is as follows (dollars in thousands):

	2002
Balance, January 1	$ 92,255
New loans	148,142
Repayments	(173,188)
Balance, December 31	$ 67,209

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses during the years 2002, 2001, and 2000 was as follows (dollars in thousands):

	December 31,		
	2002	2001	2000
Balance, January 1	**$74,241**	$73,833	$65,685
Additions:			
Provision charged to expense	**33,500**	28,700	29,803
Acquired by acquisition	**–**	–	2,232
Deductions:			
Loans charged-off	**27,576**	36,152	29,345
Recoveries	**(7,577)**	(7,860)	(5,458)
Net charge-offs	**19,999**	28,292	23,887
Balance, December 31	**$87,742**	$74,241	$73,833

The following is a summary of loans deemed by management to be impaired in accordance with accounting requirements (dollars in thousands):

	December 31,	
	2002	2001
Impaired loans without a valuation allowance	**$ 47,772**	$ 43,247
Impaired loans with a valuation allowance	**255,407**	196,631
Total impaired loans	**$303,179**	$239,878
Valuation allowance related to impaired loans	**$66,932**	$44,557

For the year ended December 31, 2002, the average balance of impaired loans was $261.8 million for which $14.0 million of interest was recorded. For the year ended December 31, 2001, the average balance of impaired loans was $220.0 million for which $14.7 million of interest was recorded. No additional funds are committed to be advanced in connection with impaired loans. Loans deemed impaired are evaluated using the fair value of the underlying collateral.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

At December 31, 2002 and 2001, Old National had goodwill in the amount of $110.6 million and $82.8 million, respectively. Old National performed its annual impairment testing resulting in no impairment for 2002 and 2001. The change in the carrying amount of goodwill by segment for the year ended December 31, 2002, is as follows (dollars in thousands):

	Community Banking	Non-bank Services	Total
Balance, January 1	**$70,944**	**$11,828**	**$ 82,772**
Goodwill acquired during the year	**–**	**28,126**	**28,126**
Goodwill related to divestitures	**–**	**(250)**	**(250)**
Balance, December 31	**$70,944**	**$39,704**	**$110,648**

Old National continues to amortize core deposit-related and other definite-lived intangible assets over the estimated remaining life of each respective asset. At December 31, 2002, Old National had $27.0 million in unamortized identifiable intangible assets, which included $2.8 million of indefinite-lived assets. At December 31, 2001, unamortized identifiable intangible assets were $4.4 million. Total amortization expense associated with intangible assets in 2002 and 2001 was $1.2 million and $0.9 million, respectively. Below is the estimated amortization expense for the future years (dollars in thousands):

For the years ended:	
2003	$1,349,542
2004	1,296,383
2005	1,237,363
2006	1,016,570
2007	628,860

NOTE 7 – MORTGAGE SERVICING RIGHTS

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others at December 31 was $1.523 billion in 2002 and $1.148 billion in 2001. The key economic assumptions used to estimate the value of the mortgage servicing rights at December 31, 2002, include a discount rate of 8.5% and a weighted average prepayment rate of 473 PSA.

The fair value of capitalized mortgage servicing rights, net of valuation allowance, at December 31 was $11.4 million in 2002 and $8.8 million in 2001.

The following summarizes balances of mortgage servicing rights, (dollars in thousands):

	2002	2001
Balance, January 1	$ 8,820	$ 3,941
Rights capitalized	8,245	7,798
Amortization	(3,033)	(1,842)
Impairment	(609)	(1,077)
Additions to valuation allowance	(2,056)	–
Balance, December 31, net of valuation allowance	$11,367	$ 8,820

NOTE 8 – SHORT-TERM BORROWINGS

The table below presents the distribution of Old National's short-term borrowings and related weighted average interest rates for each of the last three years.

(dollars in thousands)	Federal Funds Purchased	Repurchase Agreements	Other Short-term Borrowings	Total
2002				
Outstanding at year-end	$500,180	$334,418	$ 83,751	$ 918,349
Average amount outstanding	299,846	323,386	65,726	688,958
Maximum amount outstanding at any month-end	500,180	352,687	281,889	1,134,756
Weighted average interest rate:				
During year	1.67%	1.49%	1.76%	1.59%
End of year	1.21	1.09	1.42	1.18
2001				
Outstanding at year-end	$119,700	$351,086	$131,526	$ 602,312
Average amount outstanding	226,561	286,267	70,207	583,035
Maximum amount outstanding at any month-end	468,799	351,086	184,453	1,004,338
Weighted average interest rate:				
During year	4.21%	3.25%	4.30%	3.75%
End of year	1.64	1.44	1.40	1.47
2000				
Outstanding at year-end	$248,844	$239,064	$ 71,915	$ 559,823
Average amount outstanding	355,140	268,505	85,195	708,840
Maximum amount outstanding at any month-end	568,998	288,347	233,197	1,090,542
Weighted average interest rate:				
During year	6.47%	5.26%	6.30%	5.99%
End of year	6.49	5.18	6.46	5.93

Lines Of Credit

At December 31, 2002 and 2001, Old National had $25 million in an unsecured line of credit with an unaffiliated bank. The line bears interest at various spreads over the Federal funds rate or LIBOR and various spreads under prime rate depending on Old National's indebtedness to tangible net worth ratio. At December 31, 2002 and 2001 there were no borrowings under the line of credit.

There were no borrowings on the line during 2002. During 2001 and 2000, the average interest rates on lines of credit were 5.61% and 7.32%, respectively. The lines of credit included various arrangements to maintain compensating balances or pay fees.

NOTE 9 - FINANCING ACTIVITIES

The following table summarizes Old National's other borrowings at December 31, 2002 and 2001.

(dollars in thousands)	2002	2001
Old National Bancorp:		
Medium-term notes, Series A (fixed rate 6.96%) maturing March 2003	$ 5,000	$ 23,000
Medium-term notes, Series 1997 (fixed rates 6.40% to 7.03%) maturities March 2003 to November 2007	53,200	59,300
Old National Bank:		
Securities sold under agreements to repurchase (fixed rate 2.36% and variable rates 2.84% to 3.22%) maturities September 2003 to May 2008	83,000	83,000
Federal Home Loan Bank advances (fixed rates 3.59% to 8.34% and variable rates 2.42% to 3.35%) maturities January 2003 to October 2022	896,657	767,746
Senior unsecured bank notes (variable rates 1.63% to 1.69%) maturities June 2004 to June 2006	60,000	–
Subordinated bank notes (fixed rate 6.75%) maturing October 2011	150,000	150,000
Total other borrowings	$1,247,857	$1,083,046

Federal Home Loan Bank

Federal Home Loan Bank advances had weighted average rates of 5.44% and 5.90% at December 31, 2002 and 2001, respectively. These borrowings are secured by investment securities and mortgage loans up to 150% of outstanding debt.

Subordinated Bank Notes

Subordinated bank notes qualify as Tier II Capital for regulatory purposes and are in accordance with the senior and subordinated global bank note program in which Old National Bank may issue and sell up to a maximum of $1 billion. Notes issued by Old National Bank under the global note program are not obligations of, or guaranteed by, Old National Bancorp.

The contractual maturities of long-term debt as of December 31, 2002, are as follows (dollars in thousands):

	Other Borrowings	Guaranteed Preferred Beneficial Interest in Subordinated Debentures	Total
Due in 2003	$ 184,230	$ –	$ 184,230
Due in 2004	256,700	–	256,700
Due in 2005	145,053	–	145,053
Due in 2006	72,442	–	72,442
Due in 2007	110,000	–	110,000
Thereafter	479,432	150,000	629,432
Total	$1,247,857	$150,000	$1,397,857

Guaranteed Preferred Beneficial Interests In Company's Subordinated Debentures

During April 2002, Old National issued $100 million of trust preferred securities through a subsidiary, ONB Capital Trust II. The trust preferred securities have a liquidation amount of $25 per share with a cumulative annual distribution rate of 8.0% or $2.00 per share, payable quarterly, and maturing on April 15, 2032. As guarantor, Old National conditionally guarantees payment of accrued and unpaid distributions required to be paid on the trust preferred securities, the redemption price when a trust preferred security is called for redemption, and amounts due if a trust is liquidated or terminated.

During March 2000, Old National issued $50 million of trust preferred securities through a subsidiary ONB Capital Trust I. The trust preferred securities have a liquidation amount of $25 per share with a cumulative annual distribution rate of 9.5%, or $2.375 per share, payable quarterly, and maturing on March 15, 2030.

Old National may redeem the subordinated debentures and thereby cause a redemption of the trust preferred securities in whole (or in part from time to time) on or after March 15, 2005 (for debentures owned by ONB Capital Trust I) and on or after April 12, 2007 (for debentures owned by ONB Capital Trust II), and in whole (but not in part) following the occurrence and continuance of certain adverse federal income tax or capital treatment events. These securities qualify as Tier 1 capital for regulatory purposes and the shelf registration has remaining funding capacity of $50 million.

Costs associated with the issuance of the trust preferred securities totaling $3.3 million in 2002 and $1.8 million in 2000, were capitalized and are being amortized through the maturity dates of the securities. The unamortized balance is included in other assets in the consolidated balance sheet.

NOTE 10 – TAXES

Following is a summary of the major items comprising the difference in taxes computed at the federal statutory rate and as recorded in the consolidated statement of income for the years ended December 31:

	2002	2001	2000
Provision at statutory rate	35.0%	35.0%	35.0%
Tax-exempt income	(12.5)	(12.8)	(17.3)
State income taxes	0.9	0.2	0.4
Other, net	(0.7)	0.5	1.0
Effective tax rate	22.7%	22.9%	19.1%

The provision for income taxes consists of the following components for the years ended December 31, (dollars in thousands):

	2002	2001	2000
Income taxes currently payable:			
Federal	$31,829	$32,375	$21,068
State	2,114	(9)	758
Deferred income taxes related to:			
Provision for loan losses	(5,642)	(758)	(2,915)
Other, net	6,348	(3,898)	(4,363)
Deferred income tax expense (benefit)	706	(4,656)	(7,278)
Provision for income taxes	$34,649	$27,710	$14,548

Significant components of net deferred tax assets (liabilities) at December 31 are as follows (dollars in thousands):

	2002	2001
Deferred Tax Assets		
Allowance for loan losses, net of recapture	$ 33,867	$ 28,225
Benefit plan accruals	8,922	9,738
AMT credit	8,480	9,491
Purchase accounting	–	1,939
Other, net	–	1,167
Total deferred tax assets	51,269	50,560
Deferred Tax Liabilities		
Premises and equipment	(1,257)	(1,564)
Accretion on investment securities	(417)	(678)
Unrealized gains on available-for-sale investment securities	(33,553)	(10,160)
Lease receivable, net	(12,041)	(10,237)
Mortgage servicing rights	(4,433)	(3,440)
Purchase accounting	(3,440)	–
Other, net	(1,499)	–
Total deferred tax liabilities	(56,640)	(26,079)
Net deferred tax assets (liabilities)	$ (5,371)	$ 24,481

NOTE 11 - EMPLOYEE BENEFIT PLANS

Retirement Plan

Old National has a noncontributory defined benefit retirement plan covering substantially all full-time employees. Retirement benefits are based on years of service and compensation during the highest paid five years of employment. Old National's policy is to contribute at least the minimum funding requirement determined by the plan's actuary.

During 2001, Old National amended this plan freezing the benefits accrued for all participants except active participants who had completed at least 20 years of service or who had attained age 50 with at least five years of vesting service. This curtailment resulted in $7.6 million reduction in the benefit obligation as of year-end 2001 and a $0.2 million reduction in pension expense in 2001. In addition, the amendment discontinued new enrollments under the Plan after December 31, 2001.

The following table sets forth the plan's funded status and the amount recognized in the consolidated balance sheet at December 31, 2002, 2001, and 2000, and includes the impact of acquisitions when they are added to the plan (dollars in thousands):

	2002	2001	2000
Change in Benefit Obligation			
Balance at January 1	$ 51,912	$ 43,833	$30,811
Service cost	1,816	3,600	2,998
Interest cost	3,720	3,344	2,694
Acquisitions	–	–	9,192
Benefits paid	(6,422)	(6,426)	(4,096)
Actuarial (gain) loss	3,241	15,178	2,234
Curtailment adjustment	–	(7,617)	–
Balance at December 31	54,267	51,912	43,833
Change in Plan Assets			
Fair value at January 1	32,253	39,947	30,152
Actual return on plan assets	(2,549)	(1,170)	315
Employer contributions	4,127	217	133
Transfers	–	–	13,662
Benefits paid	(6,422)	(6,426)	(4,096)
Administrative expenses	–	(315)	(219)
Fair value at December 31	27,409	32,253	39,947
Funded status	(26,858)	(19,659)	(3,886)
Unrecognized:			
Net actuarial (gain) loss	17,436	9,398	(2,670)
Transition asset	(862)	(1,293)	(1,724)
Prior service cost	267	300	31
Accrued benefit cost	$(10,017)	$(11,254)	$ (8,249)
Assumptions as of December 31			
Discount rate	6.75%	7.25%	7.75%
Expected return on plan assets	8.00	8.00	8.00
Rate of compensation increase	5.00	5.00	5.00

The net pension expense and its components for the years ended December 31 were as follows (dollars in thousands):

	2002	2001	2000
Service cost	$ 1,816	$ 3,600	$ 2,998
Interest cost	3,720	3,344	2,694
Expected return on plan assets	(2,622)	(3,162)	(2,851)
Amortization of prior service cost	33	(42)	(23)
Amortization of transitional asset	(431)	(431)	(396)
Recognized actuarial loss	373	140	(89)
Curtailment gain included in current year	–	(227)	–
Net pension expense	$ 2,889	$ 3,222	$ 2,333

Profit Sharing Plan

Old National has a profit sharing plan for all employees who meet eligibility requirements. Contributions to the plan are made when certain consolidated profit conditions are met. Employees may participate by contributing a percentage of their salary, a portion of which is matched by Old National. The profit sharing expense was $7.7 million in 2002, $7.6 million in 2001, and $5.5 million in 2000.

Restricted Stock Plan

Old National has a restricted stock plan, which covers certain officers. Shares are earned each year based on the achievement of net income targets. Shares vest over a four-year period. Unvested shares are subject to certain restrictions and risk of forfeiture by the participants. Shares vesting totaled 6,219 in 2002, 6,220 in 2001 and 59,263 in 2000. Expense recorded was $0.1 million in 2002, $0.4 million in 2001, and $1.5 million in 2000.

Stock Options

On January 22, 2002, Old National granted 1.9 million of stock options to key employees at an exercise price of $22.70, the closing price of Old National's stock on that date. On June 27, 2001, Old National granted 1.5 million of stock options to key employees at an exercise price of $23.93, the closing price of Old National's stock on that date. The options vest 25% per year over a four-year period and expire in ten years. If certain financial targets are achieved, vesting is accelerated. Old National can grant up to 6.9 million shares of common stock under the 1999 Equity Incentive Plan. Under this plan, active employees with unvested restricted stock shares could exchange those shares for stock options by August 27, 2001. On that date, 38,291 unvested restricted stock shares were converted to stock options.

Old National applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation costs have been recognized. See Note 1 for proforma net income and net income per share data.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of 3.0% in 2002 and 2.7% in 2001; expected volatility of 18.0% in 2002 and 18.2% in 2001; and a risk-free rate of 5.4% in 2002 and 5.3% in 2001.

A summary of the status of Old National's stock option plan is presented below.

(shares in thousands)	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price
Outstanding, January 1	2,139	$22.88	233	$12.04
Granted	1,886	22.70	1,965	23.93
Exercised	(54)	9.84	(49)	14.16
Forfeited	(110)	23.32	(10)	23.93
Outstanding, December 31	3,861	$22.96	2,139	$22.88
Options exercisable at end of year	929	$22.31	613	$20.25
Weighted-average fair value of options granted during the year		5.39		6.16

Information pertaining to options outstanding at December 31, 2002 is as follows (shares in thousands):

Range of Exercise Price	Options Outstanding: Number Outstanding	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price
$ 5.60 - 8.15	19	0.9 Years	$ 6.88	19	$ 6.88
9.10 - 12.26	59	4.4	11.37	59	11.37
13.12 - 15.83	39	5.4	14.75	39	14.75
17.44 - 18.92	13	5.1	18.14	13	18.14
22.70 - 23.93	3,731	8.8	23.33	799	23.93
Total	3,861	8.6	$22.96	929	$22.31

NOTE 12 - SHAREHOLDERS' EQUITY

Stock Dividend

A 5% stock dividend was declared on December 5, 2002, and distributed on January 27, 2003, to the shareholders of record on January 6, 2003. All average share and per share amounts have been retroactively adjusted to reflect this stock dividend.

Dividend Reinvestment And Stock Purchase Plan

Old National has a dividend reinvestment and stock purchase plan under which common shares issued may be either repurchased shares or authorized and previously unissued shares. As of December 31, 2002, 500,000 authorized and unissued common shares were reserved for issuance under the plan.

Shareholder Rights Plan

Old National has adopted a Shareholder Rights Plan whereby one right was distributed for each outstanding share of Old National's common stock. The rights become exercisable on the tenth day following a public announcement that a person has acquired or intends to acquire beneficial ownership of 20% or more of Old National's outstanding common stock. Upon exercising the rights, the holder is entitled to buy 1/100 of a share of Junior Preferred Stock at $60, subject to adjustment, for every right held. Upon the occurrence of certain events, the rights may be redeemed by Old National at a price of $.01 per right.

In the event an acquiring party becomes the beneficial owner of 20% or more of Old National's outstanding shares, rights holders (other than the acquiring person) may purchase two shares of Old National common stock for the price of one share at the then market price. If Old National is acquired and is not the surviving corporation, or if Old National survives a merger but has all or part of its common stock exchanged, each rights holder will be entitled to acquire shares of the acquiring company with a value of two times the then exercise price of the rights for each right held.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet, are required to be disclosed when it is practicable to estimate fair value. The following methods and assumptions were used to estimate the fair value of each type of financial instrument.

Cash, Due From Banks, And Money Market Investments

For these instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For investment securities, fair values are based on quoted market prices, if available. For securities where quoted prices are not available, fair value is estimated based on market prices of similar securities.

Loans

The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Mortgage Servicing Rights

Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.

Deposits

The fair value of noninterest-bearing demand deposits and savings, NOW, and money market deposits is the amount payable as of the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits with similar remaining maturities.

Short-Term Borrowings

Federal funds purchased and securities sold under agreements to repurchase generally have an original term to maturity of 30 days or less and, therefore, their carrying amount is a reasonable estimate of fair value.

Other Borrowings

The fair values of securities sold under agreements to repurchase, advances from Federal Home Loan Bank, medium-term notes, senior and subordinated bank notes, and trust preferred securities are estimated using rates currently available to Old National for obligations with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

Loan commitments and letters of credit with customers are not included on the consolidated balance sheet. The notional amounts of these financial instruments are shown as the fair values.

The estimated carrying and fair values of Old National's financial instruments as of December 31, 2002 and 2001, are as follows (dollars in thousands):

	Carrying Value	Fair Value
2002		
Financial Assets		
Cash, due from banks and money market investments	$ 236,226	$ 236,226
Investment securities	3,077,798	3,077,798
Loans, net	5,681,893	5,706,802
Mortgage servicing rights	11,367	11,367
Financial Liabilities		
Deposits	$6,439,280	$6,522,471
Short-term borrowings	918,349	918,349
Other borrowings	1,397,857	1,429,949
Off-Balance Sheet Financial Instruments		
Commitments to extend credit		$1,178,387
Letters of credit		132,393
2001		
Financial Assets		
Cash, due from banks and money market investments	$ 296,366	$ 296,366
Investment securities	2,248,385	2,248,385
Loans, net	6,058,613	6,129,438
Mortgage servicing rights	8,820	8,820
Financial Liabilities		
Deposits	$6,616,440	$6,642,489
Short-term borrowings	602,312	602,312
Other borrowings	1,133,046	1,167,070
Off-Balance Sheet Financial Instruments		
Commitments to extend credit		$1,113,260
Letters of credit		53,940

NOTE 14 – DERIVATIVE FINANCIAL INSTRUMENTS

Old National adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133" on January 1, 2001. A $35 thousand reduction to current income was recorded as a transition adjustment.

At December 31, Old National had interest rate swaps with a notional value of $824 million in 2002 and $223 million in 2001, respectively. The contracts are an exchange of interest payments with no effect on the principal amounts of the underlying hedged liabilities. The fair value of the swaps at year-end was $32.8 million in 2002 and $7.0 million in 2001. For the fair value hedges, Old National pays the counterparty a variable rate based on LIBOR and receives fixed rates ranging from 2.73% to 9.50%. The contracts terminate on or prior to April 15, 2032.

During 2002, Old National entered into a cash flow hedge with a notional value of $50 million. Old National pays the counterparty a variable rate based on prime and receives a fixed rate of 5.57%. The contract terminates on December 1, 2005. The fair value of the cash flow hedge at December 31, 2002, was approximately $1 million as a component of accumulated other comprehensive income (loss). Upon termination of the derivative, the gain or loss will be reclassified into earnings as a yield adjustment.

During 2001, Old National entered into an interest rate swap with a notional value of $75 million for a forecasted issuance of debt. The transaction was designated as a cash flow hedge with the effective portion of the derivative's loss initially reported as a component of accumulated other comprehensive income (loss). Upon termination of the derivative, the loss on the interest rate swap of approximately $1.5 million is being reclassified into earnings as a yield adjustment over the 10-year term of the $150 million 6.75% fixed-rate subordinated bank notes issued on October 5, 2001.

Old National is exposed to losses if a counterparty fails to make its payments under a contract in which Old National is in the net receiving position. Old National anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. Collateral or other security is generally required, and Old National minimizes its credit risk by monitoring the credit standing of the couterparties and anticipates that the counterparties will be able to fully satisfy their obligation under the agreements.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Building Commitment

On October 11, 2002, Old National entered into a $52 million contract awarded to a company controlled by a director for the construction of its Evansville-based main banking center and bank headquarters. Construction began on June 27, 2002, and is expected to be complete in 2004.

Leases

Old National rents certain premises and equipment under operating leases, which expire at various dates. Many of these leases require the payment of property taxes, insurance premiums, maintenance, and other costs. In some cases, rentals are subject to increase in relation to a cost-of-living index. Total rental expense was $5.7 million in 2002, $5.2 million in 2001, and $5.6 million in 2000.

Following is a summary of future minimum lease commitments (dollars in thousands):

2003	$5,160
2004	2,964
2005	2,238
2006	1,650
2007	2,011
Thereafter	9,085

Credit-Related Financial Instruments

In the normal course of business, Old National's banking affiliates have entered into various agreements to extend credit, such as loan commitments of $1.178 billion and letters of credit of $132 million at December 31, 2002. In 2001, loan commitments were $1.113 billion and letters of credit were $54 million. These commitments are not reflected in the consolidated financial statements. No material losses are expected to result from these transactions.

Litigation

At December 31, 2002, various legal actions and proceedings were pending against Old National and its affiliates. These actions and proceedings are incidental to its business and are not expected to have a material adverse effect upon the consolidated financial position or results of operations of Old National or its affiliates.

NOTE 16 - REGULATORY RESTRICTIONS

Restrictions On Cash And Due From Banks

Old National's affiliate bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment purposes. The reserve balances at December 31 were $52.2 million in 2002 and $61.9 million in 2001.

Restrictions On Transfers From Affiliate Bank

Regulations limit the amount of dividends an affiliate bank can declare in any year without obtaining prior regulatory approval. At December 31, 2002, prior regulatory approval would be required for Old National's affiliate bank. Such approval has been regularly provided as the affiliate bank exceeds the regulatory definition of well-capitalized.

Capital Adequacy

For additional information on capital adequacy see Table 14 in Management's Discussion and Analysis.

NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed parent company only financial statements of Old National Bancorp (dollars in thousands):

OLD NATIONAL BANCORP (PARENT COMPANY ONLY) CONDENSED BALANCE SHEET

	December 31,	
	2002	2001
Assets		
Deposits in affiliate bank	$ 127	$ 69
Deposits in banks	8	8
Investments at fair value	999	17,607
Investment in affiliates:		
Bank, including purchase accounting goodwill of $5,102 in 2002 and 2001	751,052	684,915
Non-banks	75,280	6,041
Advances to affiliates	77,807	42,556
Other assets	73,475	32,340
Total assets	$978,748	$783,536
Liabilities and Shareholders' Equity		
Other liabilities	$ 29,838	$ 12,001
Medium-term notes	58,200	82,300
Guaranteed preferred beneficial interests in subordinated debentures	150,000	50,000
Shareholders' equity	740,710	639,235
Total liabilities and shareholders' equity	$978,748	$783,536

OLD NATIONAL BANCORP (PARENT COMPANY ONLY) CONDENSED STATEMENT OF INCOME

	Years Ended December 31,		
	2002	2001	2000
Income			
Dividends from affiliates	$ 71,550	$145,500	$108,737
Other income	2,263	1,171	577
Other income from affiliates	22,311	28,108	21,212
Total income	96,124	174,779	130,526
Expense			
Interest on borrowings	9,726	10,758	10,136
Amortization of goodwill	–	559	560
Other expenses	19,709	28,740	25,497
Total expense	29,435	40,057	36,193
Income before income taxes and equity in undistributed earnings of affiliates	66,689	134,722	94,333
Income tax benefit	(3,417)	(4,768)	(5,248)
Income before equity in undistributed earnings of affiliates	70,106	139,490	99,581
Equity in undistributed earnings of affiliates	47,826	(46,446)	(37,885)
Net income	$117,932	$ 93,044	$ 61,696

OLD NATIONAL BANCORP (PARENT COMPANY ONLY) CONDENSED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$117,932	$ 93,044	$ 61,696
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	483	668	888
Amortization of goodwill	–	559	560
(Increase) decrease in other assets	(40,878)	1,464	651
Increase (decrease) in other liabilities	17,837	1,460	(598)
Equity in undistributed earnings of affiliates	(47,826)	46,446	37,885
Total adjustments	(70,384)	50,597	39,386
Net cash flows provided by operating activities	47,548	143,641	101,082
Cash Flows From Investing Activities			
Purchases of subsidiaries	(31,863)	–	–
Purchases (sales) of investment securities available-for-sale	16,608	(17,584)	–
Net advances to affiliates	(38,344)	(31,403)	19,910
Purchases of premises and equipment	(670)	(451)	(446)
Net cash flows provided by (used in) investing activities	(54,269)	(49,438)	19,464
Cash Flows From Financing Activities			
Net payments on short-term borrowings	–	–	(5,000)
Net payments on medium-term notes	(24,100)	(1,500)	(12,500)
Proceeds from guaranteed preferred beneficial interest in subordinated debentures	100,000	–	50,000
Cash dividends paid	(43,926)	(40,131)	(38,768)
Common stock repurchased	(31,552)	(54,723)	(131,908)
Common stock reissued, net of shares used to convert subordinated debentures	6,357	2,126	15,581
Net cash flows provided by (used in) financing activities	6,779	(94,228)	(122,595)
Net increase (decrease) in cash and cash equivalents	58	(25)	(2,049)
Cash and cash equivalents at beginning of period	77	102	2,151
Cash and cash equivalents at end of period	$ 135	$ 77	$ 102

NOTE 18 - SEGMENT INFORMATION

Old National has been divided into three reportable segments: community banking, non-bank services, and treasury. The community banking segment provides a wide range of banking services as discussed on page 14 of Management's Discussion and Analysis. The non-bank services segment combines the management and operations of trust, asset management, insurance brokerage, and investment and annuity sales. Treasury manages investments and interest rate risk and obtains non-deposit funding. The accounting policies of the segments are the same as those described in Note 1. Intersegment sales and transfers are not significant.

Summarized financial information concerning segments is shown in the following table. The "Other" column includes corporate overhead and intercompany eliminations. In 2002, the "Other" column also includes segment noninterest income of $12.5 million pretax gain and segment profit of $8.3 million after-tax gain related to the branch divestitures as discussed in Note 2. In 2001, the "Other" column includes segment noninterest expense of $9.7 million pretax loss and segment profit of $5.9 million after-tax loss related to merger and restructuring costs. In 2000, the "Other" column includes segment noninterest expense of $37.5 million pretax loss and segment profit of $25.7 million after-tax loss related to the merger and restructuring costs as discussed in Note 19.

(dollars in thousands)	Community Banking	Non-bank Services	Treasury	Other	Total
2002					
Net interest income	$ 298,734	$ 1,901	$ (13,397)	$ 2,191	$ 289,429
Provision for loan losses	33,500	–	–	–	33,500
Noninterest income	74,009	46,506	20,703	13,279	154,497
Noninterest expense	215,233	43,393	7	(788)	257,845
Income tax expense (benefit)	35,639	1,688	(8,143)	5,465	34,649
Segment profit	88,371	3,326	15,442	10,793	117,932
Total assets	6,024,839	43,739	3,359,323	184,655	9,612,556
2001					
Net interest income	$ 281,759	$ 1,221	$ 5,954	$ 2,365	$ 291,299
Provision for loan losses	28,700	–	–	–	28,700
Noninterest income	63,956	38,808	9,862	341	112,967
Noninterest expense	212,287	34,528	125	7,872	254,812
Income tax expense (benefit)	31,814	1,914	(3,792)	(2,226)	27,710
Segment profit (loss)	72,914	3,587	19,483	(2,940)	93,044
Total assets	6,483,921	22,618	2,388,683	185,251	9,080,473
2000					
Net interest income	$ 255,937	$ 524	$ 17,279	$ (3,869)	$ 269,871
Provision for loan losses	26,002	–	–	3,801	29,803
Noninterest income	60,083	39,636	4,367	(2,373)	101,713
Noninterest expense	203,895	30,059	267	31,316	265,537
Income tax expense (benefit)	29,142	4,505	(2,878)	(16,221)	14,548
Segment profit (loss)	56,981	5,596	24,257	(25,138)	61,696
Total assets	6,772,645	46,113	1,936,497	12,493	8,767,748

NOTE 19 - MERGER AND RESTRUCTURING COSTS

During the second quarter of 2001, Old National announced that it would further restructure its regional banking administrative structure and incur additional expenses in the consolidation of ANB Corporation, which it acquired in the first quarter of 2000. The restructuring of the banking operations involved consolidating the administrative structure of the banking franchise from six regions into three regions and the closure or sale of up to 10 branches. Approximately 100 positions were eliminated and the charges associated with severance, facilities, and equipment write-offs were $7.7 million. The operations and management integration plan was finalized for the ANB acquisition and additional charges of $2.0 million for personnel costs and costs of consolidating the operation function of the Trust business were recorded. The remaining restructuring charge accrual was not material as of December 31, 2002.

During the first quarter of 2000, Old National closed two mergers, finalized the charter consolidation efforts which began in 1999, and recorded related merger and restructuring charges of $22.5 million. Included in these charges were merger-related costs, system conversion costs, balance sheet restructuring, elimination of duplicate or unnecessary facilities, centralization of certain support functions, and personnel severance costs related to these items. During the third quarter of 2000, Old National completed an asset sale and reinvestment program designed to shorten the duration of its investment and fixed-rate mortgage loan portfolios. Approximately $600 million of mortgage-backed securities and residential mortgage loans were sold during the quarter with $500 million of the proceeds reinvested in shorter duration investments. The remainder of the net proceeds was used to reduce borrowings and fund commercial loan growth. The components of the charges are shown below (dollars in thousands):

	Years Ended December 31, 2001	2000
Professional fees	$ 428	$ 5,744
Severance and related costs	6,477	4,501
Fixed asset write-downs	2,047	3,687
Losses on sale of securities	–	15,277
Losses on sale of loans	–	6,407
Other	751	1,887
Included in noninterest expense	9,703	37,503
Provision for loan losses	–	3,801
Total	$9,703	$41,304

OLD NATIONAL DIRECTORS AND EXECUTIVE MANAGEMENT

Board of Directors

David L. Barning
Retired

Richard J. Bond
Retired

Alan W. Braun
Chairman and
Chief Executive Officer
Industrial Contractors, Inc.

Larry E. Dunigan
Chief Executive Officer
Holiday Management Company

David E. Eckerle
Retired

Niel C. Ellerbrook
Chairman and
Chief Executive Officer
Vectren Corporation

Douglas D. French
President and
Chief Executive Officer
Ascension Health

Andrew E. Goebel
President and
Chief Operating Officer
Vectren Corporation

Phelps L. Lambert
Partner, Bush & Lambert
Real Estate Development

Ronald B. Lankford
Retired

Lucien H. Meis
President
Meis Ventures, Inc.

Louis L. Mervis
President
Mervis Industries, Inc.

James A. Risinger
Chairman, President, and
Chief Executive Officer
Old National Bancorp

John N. Royse
Retired

Marjorie Z. Soyugenc
Executive Director and
Chief Executive Officer
Welborn Foundation, Inc.

Kelly N. Stanley
President and
Chief Executive Officer
Ontario Corporation

Charles D. Storms
President and
Chief Executive Officer
Red Spot Paint & Varnish Co., Inc.

Chairman's Committee

James A. Risinger
Chairman, President, and
Chief Executive Officer

Thomas F. Clayton
Executive Vice President,
Administration and Operations

Michael R. Hinton
Executive Vice President,
Banking Operations

Annette W. Hudgions
Executive Vice President and
President and Chief Executive Officer,
Old National Service Division

Christopher L. Melton
Executive Vice President and Chairman,
President, and Chief Executive Officer,
Old National Signature Group

Daryl D. Moore
Executive Vice President and
Chief Credit Officer

John S. Poelker
Executive Vice President and
Chief Financial Officer

Signature Group Management

Kenneth J. Ellspermann
President, ONB Investment Services, Inc.

Thomas M. Fields
President, ONB Insurance Group, Inc.

Scott B. Harsh
President and
Chief Executive Officer,
Fund Evaluation Group, LLC

Cynthia K. McDonald
Chief Financial and
Chief Administrative Officer

Caroline J. Ellspermann
President, Old National
Signature Select Group

John C. Silletto
President,
Signal Capital Management, Inc.

Kim T. Stacey
President, Old National
Trust Company

John W. Terrill
Chairman and
Chief Executive Officer,
ONB Insurance Group, Inc.

Mortgage Company Management

Mark E. Faris
President and
Chief Executive Officer

Bank Management

Northern Region

Jerome J. Gassen
Regional Chief Executive Officer

Richard T. Pittelkow
Western Communities
Chief Operating Officer

Southern Region

John W. Stanley
Regional Chief Executive Officer

Wayne F. Henning
Evansville Metro
Chief Operating Officer

Sanford L. Peyton
Southern Communities
Chief Operating Officer

Shareholder Information

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Thursday, April 24, 2003 at 10:30 a.m. Central Daylight Time at The Centre, 715 Locust Street, Evansville, Indiana.

CORPORATE OFFICE

420 Main Street
Evansville, Indiana 47708
812-461-9387
www.oldnational.com

STOCK INFORMATION

Old National stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol ONB.

The Stock Transfer Agent is:

Old National Bancorp
Post Office Box 929
Evansville, Indiana, 47706-0929

In December 2002, a 5% stock dividend was declared to shareholders of record on January 6, 2003. There were 25,718 shareholders of record as of December 31, 2002.

STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

The company offers a direct stock purchase and dividend reinvestment plan to all interested investors. For information concerning this convenient method of purchasing shares of stock, contact:

Shareholder Services Department
Old National Bancorp
Post Office Box 929
Evansville, Indiana 47706-0929
812-464-1296
800-677-1749
shareholderservices@oldnational.com

ADDITIONAL INFORMATION

Shareholders and interested investors may obtain information about the company upon written request or by calling:

Lynell J. Walton, CPA
Assistant Vice President
Old National Bancorp
Post Office Box 718
Evansville, Indiana 47705-0718
812-464-1366

EQUAL OPPORTUNITY EMPLOYER

The company maintains its commitment to equal opportunity and affirmative action in employment practices, policies, and procedures and pledges to recruit, hire, train, and promote individuals in all job classifications without regard to race, color, religion, age, sex, national origin, disability, or veteran status.

Old National's shares were listed on the New York Stock Exchange (NYSE) on February 15, 2002. The table below lists the NASDAQ price quotes, share volume and dividend data from January 1, 2001 to February 14, 2002. The NYSE price quotes, share volume and dividend data are used from February 15, 2002 to December 31, 2002.*

	2002				2001			
	Price Per Share		Share	Dividend	Price Per Share		Share	Dividend
	High	Low	Volume	Declared	High	Low	Volume	Declared
First Quarter	**$23.48**	**$22.37**	**2,557,275**	**$0.16**	$26.19	$19.05	5,310,682	$0.15
Second Quarter	**24.74**	**22.90**	**2,612,295**	**0.16**	24.17	18.47	4,330,219	0.15
Third Quarter	**25.24**	**21.72**	**3,193,050**	**0.18**	24.10	21.31	4,398,057	0.16
Fourth Quarter	**24.19**	**21.89**	**3,386,460**	**0.19**	23.50	21.41	3,146,231	0.16

* Data adjusted for all stock dividends, including a 5% stock dividend to shareholders of record on January 6, 2003, distributed on January 27, 2003.

www.oldnational.com

OLD NATIONAL BANCORP
P.O. BOX 718
EVANSVILLE, INDIANA 47705-0718